VICEROY EXPLORATION LTD.

     Initial Annual Information Form

For the year ended December 31, 2004

Dated as of April 29, 2005

#520 – 700 West Pender Street
Vancouver, BC
V6C 1G8
Tel: 604-669-4777 Fax: 604-696-0212

INTRODUCTORY NOTES

Date of Information

In this Annual Information Form (the “AIF”), Viceroy Exploration Ltd., together with its subsidiaries, as the context requires, is referred to as “Viceroy” or the “Company”. All information contained herein is as at April 29, 2005, unless otherwise stated.

Financial Statements

This AIF should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis for the 12 months ended December 31, 2004. The financial statements and management's discussion and analysis are available at www.viceroyexploration.com and under the Company's profile on the SEDAR website at www.sedar.com. All financial statements are prepared in accordance with Canadian generally accepted accounting principals.

Currency Presentation and Exchange Rate Information

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

The closing, high, low and average exchange rates for the Canadian dollar in terms of US dollars for the three years ended December 31, 2004, 2003 and 2002, as reported by the Bank of Canada, were as follows:

	Year Ended December 31
	2004	2003	2002
Closing	$0.8333	$0.7751	$ 0.6329
High	0.8547	0.7751	0.6622
Low	0.7194	0.6369	0.6211
Average(1)	0.7692	0.7142	0.6369
(1) Calculated as an average of the daily noon rates for the period

Conversion Table

All data and information is presented in metric units. For this report the following conversion factors are used:

2.47 acres	=	1 hectare	0.4047 hectares	=	1 acre
3.28 feet	=	1 metre	0.3048 metres	=	1 foot
0.62 miles	=	1 kilometre	1.609 kilometres	=	1 mile
0.032 ounces (troy)	=	1 gram	31.103 grams	=	1 ounce (troy)
1.102 tons (short)	=	1 tonne	0.907 tonnes	=	1 ton
0.029 ounces/ton	=	1 gram/tonne	34.28 grams/tonne	=	1 ounce/ton

1 ppm	=	1 gram/tonne
1 ounce/ton	=	34.286 ppm
1%	=	10,000 ppm

Definitions and Technical Terms

Capitalized terms, that are not otherwise defined in the body of this AIF, and technical terms are defined in “Glossary of Technical Terms and Definitions” herein.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to Viceroy, certain information contained herein constitutes forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Viceroy to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and silver; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this Annual Information Form. Although Viceroy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

See the “Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” under the sub heading “Description of the Business – Gualcamayo Property - Resources”.

GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS

In this AIF, the following terms have the following meanings:

Argentine Properties	Includes the Gualcamayo property and the Las Flechas, Salamanca, Evelina and La Brea/Las Carachas properties, substantially all located in the San Juan province, Argentina.

assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Ag	Silver

Au	Gold.

breccia	Rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

carbonate	A mineral containing the radical CO3.

Cateo
In Argentina, a cateo is an exploration concession granted for a period of up to 1,100 days. In areas where field work seasons are limited, only the available field season will be considered in determining the 1,100 days. A cateo allows the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of minas within the area and adjacent owners of cateos. Through exploration, the owner of the cateo may make and file manifestaciones of discovery and petition the mining office for the granting of minas. A cateo may be up to 10,000 hectares in size. A single legal entity may not hold more than 20 cateos or 200,000 hectares of cateos in any one province. When the cateo is officially granted, a one time payment of about US$0. 28 (Pesos $0.80) per hectare is made.

disseminated	Mineralization scattered through a volume of host rock.

geology	A science that deals with the history of the earth as recorded in rocks.

grade
The concentration of an ore metal in a rock sample, given either as weight percent for base metals or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious metals. The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

g/t	Grams per tonne

ID3 Model
Also referred to as Inverse Distance Weighting: Block values are estimated based on the weighted values of data points closest to the block centroid. The weighting is the inverse of the distance of the data point from the centroid raised to a specific power. The higher the power the closer the estimate becomes to a nearest neighbor interpolation. The most common power is 2 but higher powers may be used in order to reduce smoothing of grades.

intrusive/intrusion	An igneous rock that was once molten and has “intruded” into pre-existing rocks in that state, after which it cools.

km	Kilometre.

Kriged Model
Also referred to as BLUE (best, linear, unbiased estimator), is a method of determining a weighted average in such a way that the geostatistical estimation variance of the weighted average is minimized. Kriging utilizes the spatial relationship between samples, as

v

quantified by the semivariogram, to provide weights for the estimation of the unknown point or block. Kriging has many variations but the most commonly used is ordinary (or linear) kriging.

m	Metre

manifestaciones
In Argentina, manifestaciones of discovery are official notices filed with the mining department indicating that the person filing (who must be the owner of the cateo in an area covered by a cateo) has made a discovery. The filing and acceptance of such a notice constitutes the first step in converting a discovery to a mina. A manifestacion of discovery may cover one or more claims in the case of either a vein or disseminated deposit. The size of the manifestaciones and the annual payments are the same as those for minas.

MASA	Minas Argentinas S.A., an indirect 100% owned Argentinean subsidiary which holds all of the Company’s Argentinean assets.

Mina
In Argentina, a mina, or mineral lease, is a real property interest. It is a right to explore on a permanent basis after the completion of an official survey for as long as the right is diligently utilized and semi-annual payments of US$14.00 (Pesos $40) per claim are made. A mina may consist of one or several claims or “pertinencias”. In the case of vein deposits, each claim is a maximum of 200 by 300 metres or six hectares; for disseminated deposits, each claim is up to one square kilometre or 100 hectares.

mineral reserve
Securities and Exchange Commission Industry Guide 7 Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities and Exchange Commission defines a ‘reserve’ as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

mineral resource
National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian  Securities Administrators defines a “Mineral Resource” as a concentration or occurrence of  natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such  form and quantity and of such a grade or quality that it has reasonable prospects for  economic extraction. The location, quantity, grade, geological characteristics and  continuity of a mineral resource are known, estimated or interpreted from specific  geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into  Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower  level of confidence than that applied to an Indicated Mineral Resource. An Indicated  Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but  has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling  gathered through appropriate techniques from locations such as outcrops, trenches, pits,  workings and drill holes.

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource’ is that part of a Mineral  Resource for which quantity, grade or quality, densities, shape and physical characteristics  can be estimated with a level of confidence sufficient to allow the appropriate application  of technical and economic parameters, to support mine planning and evaluation of the  economic viability of the deposit. The estimate is based on detailed and reliable exploration  and testing information gathered through appropriate techniques from locations such as  outcrops, trenches, pits, workings and drill holes that are spaced closely enough for  geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A ‘Measured Mineral Resource’ is that part of a Mineral  Resource for which quantity, grade or quality, densities, shape, physical characteristics are  so well established that they can be estimated with confidence sufficient to allow the  appropriate application of technical and economic parameters, to support production  planning and evaluation of the economic viability of the deposit. The estimate is based on  detailed and reliable exploration, sampling and testing information gathered through  appropriate techniques from locations such as outcrops, trenches, pits, workings and drill  holes that are spaced closely enough to confirm both geological and grade continuity.  Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in  Significant Mining Operations” of the Securities and Exchange Commission does not  define or recognize resources. As used in this Annual Information Form, “resources” are  as defined in National Instrument 43-101.

mineralization	Minerals of value occurring in rocks.

MRDI	Mineral Resources Development Inc., an independent geological consulting firm

NI 43-101	National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administration

ore	A naturally occurring material from which one or more minerals may be mined and sold at a profit, or from which some part may be profitably separated.

ppm	Parts per million

QA/QC	Quality Assurance/Quality Control

QDD	Quebrada del Diablo, a gold bearing carbonate zone on the Gualcamayo Property.

RC	Reverse circulation.

skarn	A style of alteration characterized by iron and magnesium bearing aluminosilicate materials such as garnet and diopside.

sulphide	A compound containing sulphur and some other metal.

TSX	The Toronto Stock Exchange

TSX-V	TSX Venture Exchange

CORPORATE STRUCTURE

Name and Incorporation

Viceroy was incorporated on March 31, 2003 under the Company Act (British Columbia) (the “Company Act”).

In March 2004, the Province of British Columbia adopted the Business Corporations Act (British Columbia) (the “Business Corporations Act”), which replaced the Company Act. In 2004, the Company took steps to bring its charter documents into conformity with the Business Corporations Act and filed the Company’s Notice of Articles, which replaced its “Memorandum”, with the British Columbia Registrar of Companies and amended its Articles.

The Company’s head office and the registered and records office, are located at Suite 520 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada.

Intercorporate Relationships

The following chart sets out the Company’s corporate structure, including its material subsidiaries, as at the date of this AIF:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Viceroy Arrangement

The Company entered into an agreement dated May 15, 2003 to participate in a statutory plan of arrangement (the “Viceroy Arrangement”) involving Viceroy Resource Corporation (“Viceroy Resource”), Quest Investment Corporation (“Quest”), Avatar Petroleum Inc. (“Avatar”), Arapaho Capital Corp. (“Arapaho”), SpectrumGold Inc. (“SpectrumGold”), Oro Belle Resources Corporation (“Oro Belle”) and 650399 B.C. Ltd. (“SpectrumSub”). The Viceroy Arrangement was approved by the Supreme Court of British Columbia and was completed on June 30, 2003. On completion of the Viceroy Arrangement, the following events took place in order to complete the Company’s corporate organization:

1.
Oro Belle was formerly a wholly owned subsidiary of Viceroy Resource that owned Viceroy Resource’s Argentine mineral exploration assets (the “Argentine Properties”) and held approximately $500,000 cash. All of the issued shares of Oro Belle were exchanged by Viceroy Resource for an aggregate of 13,800,000 common shares of the Company and thereby the Company became the sole shareholder of Oro Belle and owner of the Argentine Properties.

2.	In conjunction and concurrent with these share exchanges, Viceroy Resource distributed 11,150,400 of the Company’s common shares to the shareholders of Viceroy Resource effective as of June 30, 2003.

The Company did not carry on any material business operations from March 31, 2003, the date of the Company’s incorporation, to June 30, 2003, the date of the closing of the Viceroy Arrangement.

Pursuant to the Viceroy Arrangement, the Company acquired a portfolio of Argentinean exploration properties with a value of $6.016 million, of which $5.256 million was ascribed to the Gualcamayo property. Since this acquisition, the Company has spent an aggregate of $3.905 million to the end of 2004 on acquisition and exploration expenditures, primarily on the Gualcamayo Property which is the Company’s main focus.

Trillion Arrangement

On July 12, 2003, the Company executed a letter agreement (“Letter Agreement”) providing for the acquisition of all the shares of Consolidated Trillion Resources Ltd., (“Trillion”), on the basis of 1 of the Company’s shares for 0.7 of a Trillion share, by way of a statutory plan of arrangement under the Company Act (the “Trillion Arrangement”). Closing of the Trillion Arrangement was conditional upon, among other things, receipt of all regulatory and shareholder approvals and the Company obtaining a listing on a recognized Canadian national stock exchange and raising a minimum of $1 million. On November 14, 2003, the Company was granted a Tier 1 listing on the TSX Venture Exchange (“TSX-V”) under the symbol “VYE”. On November 18, 2003, the Company closed a private placement of 4,200,000 units at $0.50 per unit for a total consideration of $2,100,000. Each unit consisted of one common share and one share purchase warrant granting the holder the right to purchase one common share of the Company at a price of $0.60 until November 18, 2006. The Company issued 6,471,158 common shares to the shareholders of Trillion on completion of the Trillion Arrangement.

The Trillion Arrangement closed on December 2, 2003 and resulted in the Company acquiring all of the common shares of Trillion and merging Trillion with Oro Belle to continue under the name Oro Belle. Prior to the completion of the Trillion Arrangement, Trillion's common shares were registered pursuant to Section 12(g) of the United States Securities Exchange Act of 1934 (the “Exchange Act”). As a result of the exchange of our common shares for Trillion common shares, the Company’s common shares were deemed registered under the Exchange Act by application of Rule 12g-3(a) of the Exchange Act. Viceroy is the successor issuer to Trillion in this transaction.

Concurrent with closing of the Trillion Arrangement, Patrick Downey was appointed the Company’s president and chief executive officer (“CEO”). Mr. Downey was previously president and CEO of Trillion. Ronald Netolitzky resigned as the Company’s president and remained as Chairman.

Pursuant to the Trillion Arrangement, the Company acquired cash of $2,816,280 and an account receivable of $100,000 (refer to Management’s Discussion and Analysis, Description of the Business and Overall Performance).

Tenke Option Agreement

In April, 2004, the Company reached an agreement with Desarrollo de Prospectos Mineros, S.A. (“Deprominsa”), a subsidiary of Tenke Mining Corp. (“Tenke”), a TSX listed company, whereby Deprominsa may earn a one-time 75% interest in the Company’s Las Flechas property through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5 years. Deprominsa completed a first phase of soil geochemistry and geological mapping and sampling in the 2004-05 season. Results to date have been encouraging and Deprominsa have informed the Company that it intends to proceed to the next phase of exploration in the 2005-06 season. Trenching is planned prior to the end of the current field program, with a goal of delineating drill targets for the 2005/06 field season, if warranted.

Independent Resource Estimate Update

In November 2004, the Company released a new resource estimate on the Gualcamayo Property. The report completed by Ronald G. Simpson, P.Geo. (“Simpson”), principal of GeoSim Services Ltd., an independent qualified person as defined by NI 43-101, estimated the measured and indicated resource at the QDD deposit to be 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as inferred. The nearby Amelia Inés deposit is estimated to contain a measured and indicated resource of 2.1 million tonnes averaging 2.82 g/t Au (192,000 ounces) using a 0.5 g/t Au cutoff grade. The combined inferred resources for Amelia Inés and the adjacent Magdalena deposit amount to 2.9 million tonnes grading 1.88 g/t Au (176,000 ounces).

Recent Developments

The Company's material asset is its Gualcamayo property, located in Argentina, which property currently has three main zones of mineralization . In January 2005, AMEC Americas Limited (“AMEC”) completed a Preliminary Economic Assessment on the Quebrada del Diablo (“QDD”) zone in accordance with National Instrument 43-101 (“NI 43-101”). Highlights of the Preliminary Economic Assessment include:

•	Average annual gold production over a projected 10 year mine life of 96,100 ounces based on 80% recovery from a heap-leach operation;
•	Average cash costs of US$133 per ounce;
•	Pre-production capital of US$55.7 million;
•	Sustaining capital over the 10 year life of mine of US$14.4 million;
•	Projected after-tax internal rate of return (“IRR”) of 32.3% based on US$400 per ounce of gold.

The above numbers are based on scoping level estimates, with an accuracy of ±35%. As recommended by AMEC, the Company is proceeding towards feasibility, which will incorporate additional resources at QDD, Amelia Inés and Magdalena.

The Preliminary Economic Assessment is based partially on inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, therefore there is no certainty that the results predicted by the Preliminary Economic Assessment will be realized.

TSX Listing

On May 2, 2005, the Company’s common shares will begin trading on the Toronto Stock Exchange (“TSX”) and will be delisted from the TSX-V.

DESCRIPTION OF THE BUSINESS

Since the completion of the Viceroy Arrangement on June 30, 2003, the Company’s focus has been the exploration and advancement of the Argentinean mineral properties, with particular emphasis on its most advanced property, the 100% held Gualcamayo gold Property in San Juan, Argentina.

From July 2003 to early 2004, a first phase exploration program was carried out on the Gualcamayo property designed to expand the surface trace of the mineralized zones and to identify specific targets for drilling. Based on the results of this phase of exploration, several drill targets were identified and an 11,920 metre reverse circulation (“RC”) drilling program was completed from April to August 2004 at a cost of $1,861,731.

In November 2003, a private placement financing raised $2,100,000. A further $2,679,640 was received during the Company’s first quarter of 2004, of which $2,520,000 was from the exercise of the 4,200,000 warrants issued in connection with the November private placement, $48,000 from exercise of 80,000 of the total 350,000 brokers’ warrants issued in connection with the private placement and $111,640 from exercise of stock options for 251,000 shares.

In February 2004, with the termination of an administration and corporate services arrangement with a related company by virtue of common directors and officers, the Company’s Vancouver head office was established at Suite 520 – 700 West Pender Street, Vancouver, BC. An office lease for the premises to July 31, 2007 was signed at an annual base rate of $30,000, payable monthly, with payments beginning August 1, 2004. New staff were recruited, including a receptionist, an office assistant, corporate secretary and chief financial officer (“CFO”).

Also in February 2004, Macdougall Consultants Ltd. (“Macdougall”), an Ontario based company specializing in corporate finance and communications, was retained to provide investor relations services. The agreement between the Company and McDougall is for a term of five years and may be terminated upon one month’s written notice. McDougall receives a consulting fee up to $4,800 per month with an option to purchase up to 250,000 common shares of the Company, subject to vesting requirements. As of March 31, 2005, all but 41,666 options had been earned.

Subsequent to completion of the first phase 11,920 metre RC drilling program, the Company released an updated resource estimate on the Gualcamayo Property in November 2004. The report completed by Simpson estimated the measured and indicated resource at the QDD deposit to be 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as inferred. The nearby Amelia Inés deposit is estimated to contain a measured and indicated resource of 2.1 million tonnes averaging 2.82 g/t Au (192,000 ounces) using a 0.5 g/t Au cutoff grade. The combined inferred resources for Amelia Inés and the adjacent Magdalena deposit amount to 2.9 million tonnes grading 1.88 g/t Au (176,000 ounces).

The second phase of drilling, consisting mainly of diamond drilling, began in November 2004 and is currently ongoing. The primary objectives of this program will be to carry out infill and step-out drilling on:

•
the main QDD deposit to upgrade additional inferred category resources to indicated (or measured and indicated) resources and to expand the current QDD resource which remains open to the west and at depth; and

•	the Amelia Inés and Magdalena deposits to upgrade additional inferred category resources to measured and indicated and to test the extent of the mineralization at depth and along strike.

In December 2004, the Company closed a bought deal private placement financing for gross proceeds of $12,330,230. A total of 5,604,650 units were placed, each unit consisting of one common share at a price of $2.20 and one half transferable purchase warrant. Each whole warrant will entitle the holder to acquire one common share at a price of $2.75 until December 6, 2006. The net proceeds from the offering are being used to advance the exploration and evaluation of the Gualcamayo Project and for general working capital purposes.

In April, 2004, an agreement was reached with Desarrollo de Prospectos Mineros, S.A. (“Deprominsa”), a subsidiary of Tenke Mining Corp. (“Tenke”) whereby Deprominsa has the right to earn a one-time 75% interest in the Company’s Las Flechas property through pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5 years. Deprominsa has completed a first phase of soil geochemistry and geological mapping and sampling. Results to date have been encouraging and Deprominsa has informed the Company that it intends to proceed to the next phase of exploration in the 2005-06 season. This will consist of further geochemical work, trenching and, if warranted, based on results, some limited drilling.

A regional exploration program commenced in early 2005 on the Gualcamayo and Salamanca properties and the results of this work are currently being received, compiled and interpreted. Current exploration is focused on evaluation of the mineralization and geological setting in the context of mineralization on the nearby Gualcamayo Property.

Once completed results from the current regional program will be evaluated to determine if drill programs are warranted.

Gualcamayo Property

Property Description and Location

The Gualcamayo Property, which is the Company’s principal project, is located in northern San Juan Province, Argentina, approximately 180 km north of the provincial capital of San Juan.

The main Gualcamayo block consists of one Cateo and 55 Minas, as shown in the table below. Fifty-three (53) of the Minas are contiguous and lie wholly within the Cateo. One Mina (Chani) lies partially outside the Cateo and one Mina (Perico) lies wholly outside the Cateo. This area is the subject of the NI 43-101 reports dated December 8, 2004 and filed on SEDAR December 8, 2004 (“Simpson, 2004”) and January 13, 2005, respectively. Six (6) contiguous Minas known as the Virgen de Lourdes Property, in which the

Company does not hold an interest and which cover a 50 hectare area, lie within the main Gualcamayo Property block.

Main Gualcamayo Block

File Number	Name	Type	Size (Ha)*
339189-L-93	Rio Piojos	Cateo	7,332
157563-O-76	Jorge Alfredo	Mina	6
156084-O-75	Don Felipe	Mina	6
157.233-A-77	Patrimonio I	Mina	24
157.316-P-77	Patrimonio IV	Mina	24
157.232-A-77	Patrimonio	Mina	24
157.315-A-77	Patrimonio III	Mina	24
157.234-A-77	Leticia	Mina	6
258.891-C-84	Aconcagua	Mina	24
258.894-C-84	Alaya	Mina	24
258.903-C-84	Alfarcito	Mina	24
195.016-B-82	Alicia	Mina	12
17-B-50	Amelia Inés	Mina	12
258.904-C-84	Ampacama	Mina	24
258.888-S-84	Ansilta	Mina	24
258.877-S-84	Atutia	Mina	24
258.886-S-84	Batea	Mina	24
22-M-50	Beatriz Eugenia	Mina	18
258.879-S-84	Caparro	Mina	24
156.089-O-75	Chacho	Mina	6
258.899-C-84	Chani	Mina	24
2.504-B-67	Chela	Mina	36
258.893-C-84	Cerro Tamberias	Mina	24
258.878-S-84	Colanguil	Mina	24
258.901-C-84	Coranzuli	Mina	24
195.017-B-82	Diana	Mina	6
258.882-S-84	El Chivato	Mina	24
157.564-M-76	El Filo	Mina	6
2.502-B-67	Elsa	Mina	36
62-G-43	Gral. Belgrano	Mina	12
19-B-50	Hilda Edith	Mina	6
259.052-C-84	Irigoyen	Mina	24
258.885-S-84	Langanoso	Mina	24
2.437-B-65	Los Ranchos	Mina	12
20-B-50	Magdalena	Mina	12
18-B-50	Maria	Mina	12
258.892-C-84	Mercedario	Mina	24
258.884-S-84	Mondaca	Mina	24
156.085-M-75	Ojo De Agua	Mina	6
258.898-C-84	Panacam	Mina	18
157.234-A-77	Patrimonio II	Mina	24
259.053-C-84	Perico	Mina	24

File Number	Name	Type	Size (Ha)*
2.436-B-65	Portezuelo	Mina	12
258.900-C-84	Pululus	Mina	24
165-M-49	Puntilla Blanca	Mina	6
258.902-C-84	Quevar	Mina	24
16-B-50	San Nicolas De Bari	Mina	18
258.897-C-84	Sosneado	Mina	24
2.501-B-67	Susana	Mina	24
258.881-S-84	Tambillos	Mina	24
258.887-S-84	Teatinos	Mina	24
258.895-C-84	Tontal	Mina	24
258.889-S-84	Tortolas	Mina	24
258.890-S-84	Villicum	Mina	24
258.883-S-84	Yanso	Mina	24
258.880-S-84	Zancarron	Mina	24
Total Size (Ha)			7,357
* Numbers in italics indicate overlap between Minas Argentinas S.A.(“MASA”) Mina and Cateo

The area surrounding the main Gualcamayo block, which has not been as extensively explored as the main block and which does not contain any resource, includes the following contiguous land holdings, with the exception of the Cerro Penon Cateo which lies 200 metres to the west.

Surrounding Gualcamayo Cateos and Minas

File Number	Name	Type	Size (Ha)*
545575-S-94	unnamed	Cateo	2,800
1210 F18-95	Cerro Saltito N° 1	Mina	400
1211-F18-95	Cerro Saltito N° 2	Mina	200
1212-F18-95	Cerro Saltito N° 3	Mina	400
1213-F18-95	Cerro Saltito N° 4	Mina	200
1214-F18-95	Cerro Saltito N° 5	Mina	200
1215 F18-95	Cerro Saltito N° 6	Mina	200
2249-T-62	San José	Mina	12
1.151-L-95	Ernie	Cateo	1,367
520-0453-99	La Esperanza I	Mina	912
1114-F18-95	Sony	Mina	400
1115-F18-95	Domingo	Mina	100
1116-F18-95	Roki	Mina	1,100
1117-F18-95.	Tachi	Mina	1,893
1118-F18-95	Merval	Mina	600
1119-F18-95	Alfredo	Mina	600
425.053-M-2001	Vancouver I	Mina	1,756
0948 F18-95	Cerro Penon	Cateo	700
425-169-M-00	Suzy	Mina	4,870
425-267-M-00	Liz	Cateo	2,434
Total Size (Ha)			18,319
* Numbers in italics indicate overlap between MASA Mina and Cateo

Property Size

The Gualcamayo Property covers the main block of 7,357 hectares and the surrounding area of 18,319 hectares, for a total of 25,676 hectares.

Ownership

The Gualcamayo Property is owned 100% by Minas Argentinas S.A (”MASA”), subject to the royalties described herein.

Agreements and Royalties

The Gualcamayo Property is not the subject of any existing or proposed options, joint ventures or other agreements. Royalties on the property are as follows:

1.	a 1% Net Smelter Return royalty (“NSR”) on production from the Gualcamayo Property is payable to Inversiones Mineras Argentinas Inc. (“IMA”);

2.	a 1% NSR, capped at $US200,000 on production from the Patrimonio, Patrimonio I, Patrimonio III, Patrimonio IV and Leticia Minas is payable to the Lirio Family;

3.	a 1.5% NSR, capped at $US500,000, is payable to the Lirio Family on production from the Rio Piojos Cateo.

The Company is unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

Two exploration stage Environmental Impact Reports have been submitted and approved for the Gualcamayo Property by MASA, these consist of:

1.	Sanchez, A and Hernandez, M., Nov. 1997. Informe de Impacto Ambiental, Etapa de Exploración, Anexo II, Proyecto Hualcamayo" Expediente Nº: 520-1051-97, Approved by Resolution 285-HCM-98, June, 1998;

2.	Hernandez, M., Dec., 2000. Informe de Impacto Ambiental, Etapa de Exploración, Anexo II, Proyecto "Lajitas Tamberías", Expediente Nº 425-497-2000; approval pending.

An update to Hernandez (2000) is currently being prepared for submission to the Environmental Provincial Management Unit (“EPMU” or Unidad de Gestion Ambiental Provincial) of the San Juan Provincial Department of Mines.

Infrastructure and Accessibility

The project area is easily accessible from the city of San Juan by driving three hours north on paved Highway 40 and then via an 18 kilometre gravel road to an exploration camp located approximately 0.5 kilometres due north of the main QDD resource area. The exploration camp is comprised of four permanent one storey buildings and eight weatherhaven tents which are used as an office, kitchen, sleeping quarters and washrooms. A core storage facility and an explosives shed were recently constructed approximately 1.5 kilometres northeast of the camp. Well water is pumped to the camp and diamond drill rigs through a series of hoses and metal pipes.

The general services and infrastructure for the area are good. Drilling contractors, heavy machinery dealerships, repair services, parts, and fuel are available at both San Juan and Mendoza. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as from consulting firms based in the region.

The National power grid is located approximately 65 kilometres from the project site. A proposed new high tension electrical line (Linea Minera) is planned to run adjacent to the project area. Electricity for exploration activities is supplied via generator.

Elevation ranges from 1,600 m to nearly 3,000 m. The most prominent physiographic feature is Quebrada del Diablo, a northwest trending structurally controlled 750 metre long canyon with up to 400 metres of near vertical relief.

The climate is semi-arid with summer highs exceeding 40° C and winter temperatures averaging 15° C with sub-zero temperatures reached, especially at night. July and August can experience snow accumulations to 15 cm above 2,000 m. The snow typically melts within one or two weeks. Aside from occasional flash flooding in the rainy season, December and January, no disruption of operation can be expected. Vegetation consists of thorny bushes and cactus. Wildlife is sparse and there is no agriculture within the project area.

History of Exploration

The general area of what is now the Gualcamayo Property is known to have been worked by indigenous gold, silver, and/or copper miners through the first part of the twentieth century (Mincorp, 1988). Systematic exploration of what was then called the Hualcamayo Property was conducted between 1983 and 1988 by Exploraciones S.A. (Mincorp). In September, 1988, prior to the discovery of the QDD deposit, Mincorp compiled a summary of exploration in the project area to attract outside company interest in the project (Mincorp, 1988). Between 1996 and November 2002, the Gualcamayo Property was the subject of a joint venture between MASA and Mincorp. During 1999, Viceroy Resource completed designated exploration expenditures which were required for MASA to earn a 60% interest from Mincorp. In November 2002, MASA purchased Mincorp’s remaining 40% interest in the property for US$1.0 million to hold a 100% interest. Past exploration activities are summarized in the tables below.

Summary of exploration activities by past operators
YEAR	COMPANY	PROGRAM
Pre 1983	Small Miners	High grade shear-hosted mineralization
1983 – 1988	Mincorp	Map & sample Amelia Inés/Magdalena/ Belgrano areas Underground sample program at Amelia Inés/ Magdalena/Belgrano Surface & underground drill program of Amelia Inés/Magdalena/Belgrano areas
1996 - 1997	MASA	Mapping & reconnaissance sampling, Gualcamayo area Discovery of breccia/sediment hosted gold mineralization at QDD

YEAR	COMPANY	PROGRAM
1998	MASA
  Cut channel samples at previous site rock-chip panel.
  Results consistent and higher
  Detail sample/map QDD 130 continuous rock-chip channel samples from road cut
  Contractor review of regional aeromagnetics
  Diamond drill QDD area
  Twinning of certain core drill holes with RC holes

1999	MASA	Petrographic studies Geologic mapping/sampling 1:500 scale Diamond drill and RC drill QDD Metallurgical test work on core and cuttings
2000	MASA	Structural mapping (1:250 scale) coincident with geochem program RC drill program

Summary of drilling by past operators at the QDD deposit.
Program/Year	Core (holes)	Core (metres)	RC (holes)	RC (metres)
MASA 1998	14	2,706
MASA 1999	19	3,337	9	1,400
MASA 2000			13	3,422
Total	33	6,043	22	4,822

Summary of drilling by past operators at the Amelia Inés and Magdalena deposits
Program/Year	Core (holes)	Core (metres)	RC (holes)	RC (metres)
Mincorp 1983-88	127	1,475
MASA 2000			2	311
Total	127	1,475	2	311

Mineral Resources Development, Inc. (“MRDI”) was contracted to confirm a resource estimate based on data from 33 core holes and 9 RC holes drilled during the 1998 and 1999 programs and prepared by Simpson, an independent consultant to Viceroy Resource.

The MRDI study reviewed the geology, parameters of the geological model, drilling and sampling procedures, QA/QC and the technical database. MRDI verified the model using independently derived grade distributions, variography and Kriged grade models. The comparisons of the two studies are presented below.

QDD resource model comparisons for drilling up to and including 99QD-042 (0.6 g/t cutoff)
Model	Category	Tonnes (000’s)	Grade (g/t Au)	Total oz (000’s)
MRDI	Indicated	18,441	1.104	655
(Kriged Model)	Inferred	18,779	1.153	696
MASA (Viceroy	Indicated	12,243	1.196	471
Resource)	Inferred	25,432	1.163	951
(ID3 Model)

A revised geological resource was estimated by Simpson, in August 2001, for the Gualcamayo area using all drill data up to and including QRD-058. The updated estimate was based on new drill geological data collected during the 2000 program. The geologic resource estimate using a cutoff grade of 0.6 g/t Au is presented below.

August, 2001 QDD Revised Resource Estimate (0.6 g/t cutoff)
Category	Tonnes (000’s)	Grade (g/t Au)	Total oz (000’s)
Indicated (ID3 Model)	12,734	1.17	480
Inferred ID3 Model)	22,449	1.02	734

The principal change between the two studies resulted from additional structural interpretation of mineralized zones based on detailed structural mapping, surface sampling and the 2000 drill results. The earlier MRDI and in-house results were strongly influenced by hole 98QD-027. MRDI concluded that it was not warranted to reduce or discount the resource blocks influenced by this hole.

Although the later interpretation and estimate reduced the total ounces, the waste to ore ratio and reliability of the resource estimate was significantly improved and the relative influence on the estimate by any one hole was reduced.

Based on 3,414 metres of surface diamond drilling, 1,405 metres of underground development on three levels, and 4,047 metres of underground drilling from 79 holes, Mincorp identified three zones of gold mineralization at Amelia Inés. They named these the Betsy, Ana and Diana zones. Mincorp reported a resource estimate termed “proven and probable” using a specific gravity of 3 and cutoff grades of 1 g/t and 3 g/t .

1988 historic Amelia Inés inferred resource estimate (not NI 43-101 compliant)
Cutoff (g/t Au)	Tonnes (000’s)	Grade (g/t Au)	Total oz
1.0	1,010	5.77	187,394
3.0	436	9.30	130,383

A preliminary geologic resource was estimated for Amelia Inés by Simpson in June 1999 using Mincorp drill data and underground channel sampling (Dircksen, 2003). This estimate was classified as “inferred” for several reasons. At that time there was no rock density information available, the topographic control was poor and the geological model was thought to be overly simplified. Since a number of the channels had multi-gram gold grades a second estimate was performed to investigate the effect of capping at 30g/t gold on the overall resource. The estimates are presented below.

June, 1999 Amelia Inés Inferred Resource Estimate (0.5 g/t cutoff)
Model	Tonnes (000’s)	Grade (g/t Au)	Total oz (000’s)
ID3 no capping	2,681	2.63	226,321
ID3 cap at 30 g/t Au	2,679	1.86	160,273

Geology

The Gualcamayo Property is located along the eastern margin of the Precordillera of west central Argentina, immediately to the east of the Cordillera de Los Andes. The Precordillera consists of a series of north-south trending ranges comprised of Cambrian-Early Ordovician marine platform carbonates overlain by mid-Ordovician through Early Carboniferous marine clastic sediments, which are in turn overlain by late Carboniferous-Tertiary continental clastic sediments. Permo-Triassic and Tertiary granitic complexes locally intrude all sediments.

The Gualcamayo Property is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian La Flecha and Ordovician San Juan Formations, which are overlain by marine clastic sediments of Upper Ordovician Trapiche Formation. The entire stratigraphic section exceeds 1,000 metres in thickness. The immediate project area is intruded by a dioritic-dacitic porphyry complex. Although the intrusive phases have not been differentiated, subtle compositional variations and contrasting structural emplacement suggests a complex intrusive history.

Three main mineral occurrences have been outlined on the Gualcamayo Property. These consist of the sediment-hosted disseminated gold QDD deposit and the skarn-hosted gold Magdalena and Amelia Inés deposits.

At QDD, gold mineralization is concentrated within stockwork-fractured carbonates, carbonate breccias and intrusive breccias. The mineralization can be described as low sulfide bearing (<3%) and is in a low silica system. At Amelia Inés and Magdalena, gold mineralization is present in sulphide-bearing skarns that have developed at carbonate/intrusive contacts.

Work by Viceroy

Summaries of drilling and surface sampling conducted by the Company since acquisition of the property in June, 2003, including dates the work was performed, are presented in tables below.

Summary of Exploration by the Company

YEAR	COMPANY	PROGRAM
June, 2003 to December, 2003	MASA	Rock geochem sampling Re-sampling of Anglo American drill core
January, 2004. to October, 2004	MASA	Phase One RC drill program Rock geochem sampling Channel sampling Re-logging of drill core
November, 2004 to April 29, 2005	MASA	Phase Two Diamond drill program Rock geochem sampling Regional Exploration

Summary of Drilling by the Company *
Program & Hole Numbers	Number of Holes	Metres Drilled	Program Dates	Core Diameter	Drill Hole Type	Primary Lab	Check Lab
Phase 1: 04QDR-059 to 04QDR-105	47	11,922	April to August 2004	Not applicable	RC	ALS- Chemex	Alex Stewart**
Phase 2: 04QD-106 to 04QD-109 05QD-110 to 05QD-125 05QD-127 to 05QD-128	22	3,173.2	November, 2004 to April 29, 2005	HQ/NQ	Diamond Drill Core	Alex Stewart	ALS- Chemex
*reflects data received and disclosed to April 29, 2005
** Alex Stewart Assayers Argentina, S.A. (“Alex Stewart”)

Summary of Surface Sampling by the Company
Date Collected	Saw Cut Channel Samples	Chip, Outcrop & Silt Samples	Total Samples	Primary Lab	Check Lab
October, 2003 to October, 2004	150	1,066	1,216	ALS-Chemex	Alex Stewart
November to April, 2005	15	542	557	Alex Stewart	ALS-Chemex
*reflects data received and disclosed to April 29, 2005

Sampling Procedures

RC Drilling

The RC holes were drilled with a 5 ¼ bit and the drill material was collected on 2 metre intervals using a dry cyclone system; 100% of the sample from the cyclone was collected using pre-labeled plastic bags. The total sample was weighed, and then two 50% splits were collected using a Gilson splitter with a large hopper to allow the total sample to be split at the same time. One of the two 50% splits was split in half again to produce two 25% splits (12-15 kg). The two 25% split samples were bagged in heavy-duty plastic bags with one split labeled by hole number and interval and the other labeled the same but with the addition of an “R” following the sample number. The “Original” split was sent to the primary lab and the other “Reject” split was stored on site. All samples were sealed with tamper-resistant plastic ties. Small (washed and unwashed) representative samples were taken from the 50% duplicate split samples and placed in plastic chip trays for detailed logging purposes.

Sample recoveries were calculated by weighing the cuttings from the entire sampled interval. The recoveries for the 2 metre intervals averaged 63 kg with an interquartile range from 58 to 70 kg. Chip trays were filled at the drill site and preserved for logging using the same protocol as previous drill programs.

Diamond Drilling

Core samples are split in half, ideally on maximum 2 metre intervals with exceptions of shorter intervals (min. 10 cm) based on pertinent geologic/mineralization breaks. One half is bagged in durable plastic bags with tamper-resistant plastic ties and sent for assay, with the second half retained in core boxes for reference.

Saw-Cut Channel Sampling

Channels were sawn 4 to 8 cm deep and 4 to 10 cm wide. The samples were then chipped by hammer and moil. Samples were bagged and sealed with tamper-resistant seals for shipping. Individual sample lengths ranged from 1.0 to 5.5 metres and averaged 2.1 metres. In some instances portions of the lines extended over talus or overburden. These sections were not sampled and were flagged as NS (no sample) in the database.

Grab Sample, Rock Chip and Silt Sampling

Rock chip grab samples were collected throughout the project area on a reconnaissance basis. Very little soil cover exists and therefore, the samples represent fairly continuous chip samples across outcrops and along road cuts. The samples were bagged and sealed with tamper-resistant seals for shipping.

Assay Laboratories, Sample Preparation and Analytical Methods

Two assay laboratories, ALS Chemex and Alex Stewart, have been used by Viceroy for analysis of samples from the Gualcamayo Property. Through the Phase One drill program ALS-Chemex was used as the primary laboratory for all drill and surface samples and Alex Stewart was used as the check laboratory. From the commencement of the Phase Two program to the present Alex Stewart has been used as the primary laboratory for all drill and surface samples and ALS-Chemex has been used as the check laboratory. Samples sent to ALS–Chemex were prepared in Mendoza, Argentina and analyzed in Chile. Samples sent to Alex Stewart were prepared and analyzed in Mendoza.

Analytical techniques employed by ALS-Chemex consist of fire assay-atomic absorption spectroscopy (“FA-AAS”). ALS-Chemex laboratories in Chile and Argentina are registered to ISO 9001:2000.

Analytical techniques employed by Alex Stewart consist of FA-AAS and inductively coupled plasma–optical emission spectroscopy (“ICP-OES”). Alex Stewart’s Mendoza facility is currently working towards ISO 9001:2000 certification.

RC Drilling

All samples were prepared and analyzed for Au and Ag by ALS-Chemex using standard FA/AAS finish sample preparation and assay procedures. Lab sample preparation procedures included: 1) dry samples; 2) coarse crush 100% to –10 mesh; 3) split 250 gm for pulp; and 4) fine pulverize split to –150 mesh. Selected intervals were later selected for 37 element ICP-OES with aqua regia digestion.

Diamond Drilling

All samples are prepared and analyzed for Au and a 39 element ICP suite using standard FA/AAS sample preparation and assay procedures. Lab sample preparation procedures include: 1) drying samples; 2) coarse crush, with 70% passing 2 mm; 3) split 250 gm for pulp; and 4) fine pulverize split to 85% passing 75 micron. Gold is then analyzed by FA/AAS on a 50 gm split. An ICP suite including silver is then completed with an aqua regia digestion.

Surface Samples

Surface samples are prepared and analyzed following the same procedures as for diamond drill samples as described above.

Re-sampling Checks of Mincorp Core Drilling

In 2003, select re-sampling of core from the Mincorp Exploraciones S.A. (“Mincorp”) drill programs at Amelia Inés and Magdalena was carried out. Mincorp was a joint venture between Minorco, owned by Anglo American, and Perez Companc, an Argentinean conglomerate. Exact re-sampling of intervals was not always possible because core had shifted during transportation from a storage facility at Anglo American’s Cerro Vanguardia property. There were also many narrow (0.5 metre) sample intervals with little material remaining and core run locations were poorly marked. In about half of the cases, composites were made where there was confidence in matching Mincorp’s sampled intervals. Mincorp used their own internal lab and no pulps are available. For the re-sampling, duplicate pulps were done on every 10th sample, and a blank or “MASA standard” was inserted randomly for 10% of the samples. The “MASA standards” were rig duplicates of drill cuttings from previous RC drilling. The primary lab used was ALS-Chemex and the check lab was Alex Stewart.

A total of 380 sample intervals were collected from 38 drill holes. Most of the sampled holes were from the underground drilling program at Amelia Inés. The Magdalena deposit was represented by samples from three surface and one underground drill hole.

Scatter plots presented in Simpson, 2004 include both sample intervals which could be matched exactly to Mincorp’s samples and composited samples averaged over longer intervals. A simple linear trend model indicates that the data is skewed towards higher values for the re-sampled checks. The higher values, particularly for lower grade intervals, may reflect a higher calibration of Mincorp’s analytical equipment towards higher grades vs. ALS-Chemex.

Sample Security

All drill samples are transported from the drill sites to camp via truck and are stored at the camp site in an enclosed, secure warehouse. They are then either shipped directly to the ALS-Chemex or Alex Stewart preparation facility in Mendoza via a commercial truck arranged through the lab or trucked to the Company’s San Juan, Argentina Office for secure storage until being picked up by an assay laboratory vehicle, depending on the size of the shipment. Rock and silt samples are transported to camp by the geologist collecting the samples, then shipped to the assay laboratory preparation facility by the same method described above for drill samples. Samples are packaged in large, durable woven plastic sacks with tamper-resistant plastic ties. A list of samples and sacks were prepared for each shipment and a copy of submittal sent for filing in San Juan.

Check Assay Procedures

RC Drilling

In the Phase One RC drill program rig duplicates were inserted to monitor analytical precision at the primary lab and were also sent to the check lab for further verification. The results show a reasonable correlation between the original and the re-assay results (Simpson, 2004). For every hole, blank samples were inserted immediately following a probable mineralized intercept, as picked by the drill site geologist.

For every twentieth sample from each hole, duplicate rejects and pulps were sent to the check lab. During routine sample preparation procedures, the primary laboratory was directed to prepare a second 250 gram coarse reject split and ship these splits directly to the check lab, where new pulps were prepared and analyzed for gold. For pulp checks, the primary laboratory prepared a duplicate pulp and submitted it to the check lab. Duplicate reject and pulp checks were staggered to prevent re-duplication of check intervals.

Check comparisons were conducted following Mineral Resource Development Inc. (“MRDI”) QA/QC recommendations. For each pair of results the absolute value of the pair difference divided by the pair means was taken. Only those pairs whose means are greater than 400 ppb were used for graphing. For pulps MRDI recommends precision of ±10% for 90% of the data. For rig & coarse reject duplicates MRDI recommends precisions of ±20% for 90% of the data. Although those criteria could not be met in all cases, in general, check comparisons are adequate. Where results did not meet acceptable criteria, pulps or rejects were rerun to try to explain the differences. If an explanation was evident, the new result was used in graphing. The majority of problems were found to be caused by mislabeling of samples sent by the primary lab to the check lab. Further checks revealed that when the original material was re-sampled it compared well to the initial result. In a few cases there was evidence that the lab mixed up adjacent sample intervals and these errors were later corrected.

For archival purposes the one quarter split sample coarse rejects taken at the drill rig were saved for all samples. All pulps were returned and are maintained in long term secure storage in the MASA warehouse. Reject samples were organized in labeled rice bags and stored in a secure area on the property. Bags were systematically organized to facilitate easy retrieval in the future for other analytical, metallurgical or environmental test work.

Diamond Drilling

Check assay procedures for the Phase Two diamond drill program consist of a system of blind standards, coarse reject and pulp duplicates, and blanks to check assay validity.

Only internal laboratory standards were used in the Phase One and previous drilling programs at Gualcamayo. Simpson (Simpson, 2004) recommended the use of site specific standards prepared from sample material collected from the Phase One RC drilling program to be used as part of the QA/QC procedures in subsequent drilling and sampling programs.

A suite of three site specific standards was prepared with gold values of approx. 0.6 g/t, 1.2 g/t, and 2.4 g/t. For every twenty samples one is inserted randomly. For every drill hole a blank is inserted immediately following a probable ore grade intercept as selected by the drill site geologist. For every twenty samples, duplicate rejects and pulps are automatically sent to the check laboratory. During routine sample preparation procedures, the primary lab will prepare a second 250 gram coarse reject split and ship these splits directly to the check laboratory, who prepare new pulps and assay for gold. For pulp checks, Alex Stewart prepares a duplicate pulp to be submitted to ALS-Chemex. Duplicate reject and pulp checks are staggered to prevent reduplication of check intervals.

Results and Interpretation

The table below summarizes all significant intervals from the Phase One drill program exceeding 2 metres in length, using a cutoff grade of 0.4 g/t Au. Internal waste was included only if the average with the adjacent sample was greater than or equal to 0.4 g/t Au.

Significant Drill Intervals from the Phase One Program
Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
04QDR-059	0.0	30.0	30.0	2.311	QDD
including	6.0	22.0	16.0	3.178
04QDR-060	2.0	36.0	34.0	0.937	QDD
04QDR-061	6.0	12.0	6.0	1.103	QDD
04QDR-062	0.0	16.0	16.0	0.641	Magdalena
04QDR-063	0.0	6.0	6.0	0.566	Magdalena
	16.0	42.0	26.0	1.783
including	22.0	28.0	6.0	3.643
	106.0	146.0	40.0	0.879
	194.0	200.0	6.0	3.131
	208.0	222.0	14.0	0.666
	242.0	254.0	12.0	1.315
04QDR-064	84.0	112.0	28.0	3.260	Magdalena
	98.0	110.0	12.0	6.768
	124.0	140.0	16.0	0.761
	162.0	174.0	12.0	3.618
04QDR-065	36.0	42.0	6.0	1.492	Amelia Inés
04QDR-066	132.0	148.0	16.0	1.280	QDD
	210.0	256.0	46.0	0.865
including	218.0	250.0	32.0	1.001
04QDR-067	150.0	245.0	95.0	1.082	QDD
including	150.0	176.0	26.0	2.127
04QDR-068	112.0	122.0	10.0	0.759	QDD
	140.0	200.0	60.0	0.945
	166.0	188.0	22.0	1.860
	228.0	262.0	34.0	1.022
including	236.0	260.0	24.0	1.227
04QDR-069	124.0	140.0	16.0	1.170	QDD
	264.0	322.0	58.0	0.746
including	278.0	288.0	10.0	1.410
04QDR-070	130.0	140.0	10.0	1.206	QDD
	204.0	288.0	84.0	0.740
including	260.0	288.0	28.0	1.181
04QDR-071	138.0	196.0	58.0	0.866	QDD
including	138.0	152.0	14.0	1.250
including	170.0	194.0	24.0	1.130
04QDR-072	0.0	32.0	32.0	0.489	QDD

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
	116.0	160.0	44.0	0.796
04QDR-073	112.0	142.0	30.0	1.338	QDD
	192.0	256.0	64.0	2.442
including	202.0	234.0	32.0	3.428
including	244.0	252.0	8.0	2.450
04QDR-074	124.0	138.0	14.0	1.075	QDD
	190.0	196.0	6.0	1.510
	224.0	278.0	54.0	1.142
including	248.0	260.0	12.0	2.301
04QDR-075	80.0	174.0	94.0	0.796	QDD
including	100.0	120.0	20.0	1.606
	214.0	220.0	6.0	1.417
04QDR-076	100.0	188.0	88.0	1.158	QDD
including	142.0	166.0	24.0	2.440
04QDR-077	198.0	252.0	54.0	1.304	QDD
including	204.0	236.0	32.0	1.764
including	220.0	232.0	12.0	2.253
04QDR-078	6.0	14.0	8.0	1.855	QDD
	92.0	216.0	124.0	1.210
including	94.0	110.0	16.0	2.098
including	194.0	206.0	12.0	2.295
04QDR-079	48.0	82.0	34.0	0.814	Target 3D
	98.0	110.0	12.0	0.652
	182.0	196.0	14.0	0.513
	200.0	216.0	16.0	0.628
04QDR-080	28.0	34.0	6.0	1.291	Target 3D
	46.0	50.0	4.0	1.354
	172.0	188.0	16.0	0.610
04QDR-081	98.0	114.0	16.0	0.947	Target 3D
04QDR-082	224.0	238.0	14.0	0.696	Target 3D
04QDR-083	no significant intervals > 2 m				Target K
04QDR-084	no significant intervals > 2 m				Target K
04QDR-085	24.0	30.0	6.0	1.862	Amelia Inés
	140.0	160.0	20.0	1.333
04QDR-086	10.0	42.0	32.0	6.779	Amelia Inés
including	28.0	38.0	10.0	17.540
	56.0	68.0	12.0	0.618
	130.0	136.0	6.0	0.981
	148.0	150.0	2.0	4.390		end of hole
04QDR-087	94.00	100.0	6.0	2.755	Amelia Inés
	108.0	124.0	16.0	1.698
04QDR-088	44.00	56.0	12.0	2.188	Amelia Inés
	160.0	172.0	12.0	0.687
	182.0	198.0	16.0	0.690

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
04QDR-089	90.0	96.0	6.0	0.555	Magdalena
	112.00	146.0	34.0	7.005
including	124.0	146.0	22.0	10.468
	168.0	204.0	36.0	1.994
04QDR-090	no significant intervals > 2 m				Magdalena
04QDR-091	148.00	154.0	6.0	1.180	Magdalena
04QDR-092	158.00	182.0	24.0	1.443	QDD
	200.0	256.0	56.0	1.102
04QDR-093	122.00	128.0	6.0	2.328
	152.0	168.0	16.0	3.338
	210.0	218.0	8.0	1.079
04QDR-094	8.00	14.0	6.0	3.137
04QDR-095	130.00	136.0	6.0	0.603
	188.0	208.0	20.0	1.665
including	194.0	206.0	12.0	2.165
	260.0	320.0	60.0	0.997		Includes one interval with no recovery
including	302.0	314.0	12.0	1.828
04QDR-096	no significant intervals > 2 m				Target 3D
04QDR-097	96.00	138.0	42.0	1.475	QDD
including	118.0	128.0	10.0	2.887
	154.0	162.0	8.0	1.239
	170.0	176.0	6.0	1.054
04QDR-098	no significant intervals > 2 m				Tunnel D
04QDR-099	118.00	180.0	62.0	2.805	QDD
including	150.0	166.0	16.0	6.408
including	156.0	160.0	4.0	14.625
04QDR-100	80.00	128.0	48.0	1.096	QDD
including	92.0	98.0	6.0	2.333
04QDR-101	0.0	80.0	80.0	0.871	QDD
including	0.0	6.0	6.0	2.157
	110.0	124.0	14.0	1.338
04QDR-102	10.0	18.0	8.0	0.972	QDD
	26.0	34.0	8.0	1.004
	136.0	154.0	18.0	1.009
04QDR-103	no significant intervals > 2 m				Magdalena
04QDR-104	86.00	94.0	8.0	2.253	Magdalena
	128.0	146.0	18.0	1.269
	158.0	170.0	12.0	5.163
	176.0	186.0	10.0	1.866
04QDR-105	no significant intervals > 2 m				QDD

The following table summarizes all significant intervals from the Phase Two drill program exceeding 2 metres in length, using a cutoff grade of 0.4 g/t Au released to March 21, 2005. Internal waste was included only if the average with the adjacent sample was greater or equal to 0.4 g/t Au.

Significant Drill Intervals from the Phase Two Program

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
04QD-106	8.00	20.00	12.00	0.44	QDD
	30.00	34.00	4.00	0.69	QDD
	40.00	42.00	2.00	0.42	QDD
	56.00	58.00	2.00	0.59	QDD
	71.80	74.00	2.20	1.79	QDD
	85.50	88.50	3.00	1.13	QDD
04QD-107	5.50	12.60	7.10	1.48	QDD
	22.00	24.00	2.00	0.43	QDD
	37.50	39.50	2.00	1.34	QDD
	47.50	49.50	2.00	0.42	QDD
	62.75	66.75	4.00	0.57	QDD
	86.55	88.55	2.00	0.62	QDD
	96.55	102.55	6.00	0.72	QDD
	112.55	114.55	2.00	0.51	QDD
05QD-108	0.00	87.50	87.50	2.49	QDD	From surface
including	21.70	52.00	30.30	4.10	QDD
05QD-109	0.00	87.00	87.00	2.20	QDD	From surface
including	24.30	54.50	30.20	4.20	QDD
05QD-110	0.00	40.80	40.80	1.55	QDD	From surface, Hole lost at 40.8m
including	20.40	40.80	20.40	2.36	QDD
05QD-111	0.00	71.75	71.75	2.08	QDD	From surface, Hole lost at 71.75m
including	29.10	31.78	2.68	7.94	QDD
&	34.62	44.74	10.12	5.28	QDD
&	59.43	63.43	4.00	4.07	QDD
05QD-112	0.00	110.65	110.65	1.75	QDD	From surface
including	31.40	75.50	44.10	3.31	QDD
including	43.33	51.34	8.01	6.82	QDD
05QD-113	0.00	143.75	143.75	0.64	QDD	From surface
including	0.00	32.20	32.20	1.26	QDD
05QD-114	0.00	104.50	104.50	0.57	QDD	From surface
including	0.00	19.40	19.40	1.08	QDD
05QD-115	0.00	225.25	225.25	0.70	QDD	From surface
including	0.00	80.60	80.60	1.10	QDD
05QD - 116	0.00	104.30	104.30	0.70	QDD	From surface
including	0.00	16.00	16.00	1.24	QDD
05QD - 117	0.00	141.50	141.50	0.59	QDD	From surface, hole ended in mineralization
including	0.00	17.30	17.30	1.33	QDD

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
05 QD - 118	0.00	89.35	89.35	0.73	QDD	From surface, hole ended in mineralization
including	0.00	17.53	17.53	1.14	QDD
&	76.72	89.35	12.63	1.21	QDD
05 QD – 119	0.00	214.05	214.05	1.39	QDD	From surface
including	0.00	84.00	84.00	2.35	QDD
including	3.02	54.62	51.60	3.04	QDD
05 QD - 120	0.00	46.10	46.10	1.55	QDD	From surface
including	0.00	14.35	14.35	3.46	QDD
05 QD - 121	0.00	92.30	92.30	0.98	QDD	From surface, hole ended in mineralization
including	0.00	21.10	21.10	2.07	QDD
05 QD - 122	6.90	77.50	70.60	0.82	QDD
including	36.80	77.50	40.70	1.04	QDD
05 QD - 123	0.00	70.40	70.40	2.70	QDD	From surface
including	19.29	51.60	32.31	4.64	QDD
including	39.87	49.65	9.78	7.50	QDD
05 QD - 124	1.90	47.75	45.85	0.55	QDD
including	8.85	18.85	10.00	1.16	QDD
05 QD - 125	0.00	77.65	77.65	0.68	QDD	From surface
including	2.00	19.46	17.46	1.15	QDD
05 QD - 127	0.00	79.30	79.30	1.42	QDD	From surface
including	13.83	17.50	3.67	5.39	QDD
&	61.75	75.40	13.65	3.20	QDD
05 QD - 128	0.00	60.10	60.10	0.70	QDD	From surface
including.	45.10	52.10	7.00	1.61	QDD

Exploration to date has defined two distinct styles of mineralization of economic interest. They are:

•	Sediment-hosted distal-disseminated gold mineralization (QDD)

•	Sulphide-bearing skarn deposits containing copper zinc and molybdenum with late stage gold-arsenic mineralization (Amelia Inés and Magdalena).

Gold mineralization at QDD occurs in carbonate sediments within conformable and discordant carbonate breccias and fractured limestone. The gold mineralization is related to a hydrothermal event overprinting the proximal skarns and extending into the surrounding marbles and limestones. The QDD canyon itself lies along a fault/dyke system which is believed to be the primary conduit for hydrothermal fluids migrating away from the intrusive contacts. The mineralizing fluids were then dispersed into the receptive limestone aquifers immediately above the marble contact traveling up dip following the hydraulic gradient. The permeability was provided by the east-west faulting, tectonic brecciation along fold hinges and stylolite formation during the ongoing contractional deformation. Pre-mineral karst development may also have played a roll in gold deposition along with hydrothermal karst caused by the fluid injection.

Alteration of the host rocks is minimal and sulfide content is low. Gold, sulfides (arsenopyrite), realgar, orpiment, pyrite and calcite are deposited along fractures and as matrix fillings. Higher gold values are spatially related to intrusive breccia. The mineralized structures are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals in which the primary mineralization is preserved.

At Amelia Inés and Magdalena, skarn mineralization comprised of chalcopyrite, sphalerite, galena, pyrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization.

Drill and saw-cut channel results from the Phase One program in 2004 were used as the basis of a revised resource estimate by Simpson (Simpson, 2004), the results of which are presented under the Section “Resources”.

Resources

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms ‘measured resources’, ‘indicated resources’ and ‘inferred resources’. Viceroy advises the United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Based on drilling conducted up to August 2004, a current resource estimate for the QDD, Amelia Inés and Magdalena zones was prepared by Simpson, in a NI 43-101 compliant Technical Report by GeoSim Services Inc. dated December 8, 2004 (Simpson, 2004). All mineral resource estimates are reported using a cutoff grade of 0.5 g/t Au; summaries of the resource estimates are presented in the tables below.

A preliminary recovery model based on 4 column tests and 279 bottle roll tests indicates over 80% recoveries for gold from oxide material which comprises approximately 90% of the resource.

Current resource estimate for the QDD Deposit
Resource Category	Tonnes	Grade Au	Contained ounces Au
	(000’s)	(g/t)	(000’s)
Measured	4,495	1.10	159
Indicated	32,586	1.03	1,077
Measured + Indicated	37,081	1.04	1,236
Inferred	11,323	1.20	435

Current resource estimate for the Amelia Inés Deposit
Resource Category	Tonnes	Grade Au	Contained ounces Au
	(000’s)	(g/t)	(000’s)
Measured	203	3.12	20
Indicated	1,910	2.79	171
Measured + Indicated	2,114	2.82	192
Inferred	383	1.95	24

Current resource estimate for the Magdalena Deposit
Resource Category	Tonnes	Grade Au	Contained ounces Au
	(000’s)	(g/t)	(000’s)
Inferred	2,526	1.87	151

Proposed Activities

The following outlines the Company’s proposed activities for the next 18 months:

•	complete the current Phase Two program to increase the confidence in the resource calculations in terms of NI 43-101;
•	complete additional engineering studies of the Gualcamayo gold resource;
•	pending results from the current engineering studies, proceed to Feasibility;
•	commence all work leading to an EIS; and
•	continue the regional exploration program on the Gualcamayo and adjacent Salamanca properties.

Employees, Specialized Skill and Knowledge

During fiscal years ended December 31, 2003 and June 30, 2003, the Company had no employees. Up to February 14, 2004, the Company paid $5,000 per month to a company which is related by virtue of common directors and officers for the provision of administration and corporate services and office space. At December 31, 2004, the Company had two employees at its head office in Vancouver and 18 in Argentina. The various employees have required skills and knowledge which support the operations of the Company, including geological, financial and other skills.

Environmental Protection

The Company integrates responsible environmental management into all its exploration activities. The Company follows and implements all regulations as defined by the Province of San Juan, and ensures that all contractors implement these same policies.

The only permit currently required for exploration is a water use permit.

In April 2005, the Company awarded an Environmental Impact Statement (“EIS”) contract to an international consulting firm, Golder Associates. This EIS is required to obtain all necessary permits to proceed to production. It is estimated that the EIS work will take approximately 12 months at an estimated cost of $500,000. The contract work is to begin immediately.

Social and Environmental Policies

The Company recognizes that it has a responsibility to the community in which it operates and has worked diligently to be a good corporate citizen. Although the project is considered remote, the Company understands that it must establish and maintain open dialogue regarding the project and its ongoing development. In that regard the Company intends to open an information centre in the town of Jachal, located some 60 km south of the project. This office will be opened in conjunction with the EIS.

In addition, the Company policy is to hire from the local communities to assist in the exploration program and to provide goods and services for the project. This has provided a benefit to the community and also assisted in disseminating information about the project development throughout the community.

Other Properties

The Company has four other properties as follows:

Las Flechas Property

Property Description and Location

The Las Flechas Property is located in the High Andes of northwest San Juan Province, Argentina, approximately 330 km northwest of the provincial capital of San Juan. The non-contiguous property is comprised of eight Cateos and 55 Minas covering 35,953 hectares.

Ownership

The Las Flechas Property is owned 100% by MASA, subject to royalties described herein.

Agreements and Royalties

The property is the subject of a Joint Venture Agreement among Viceroy, MASA, and Deprominsa. Under the terms of the agreement, Deprominsa holds an option to acquire a one-time 75% undivided interest in the Las Flechas Property. To maintain the option in full force Deprominsa shall fund expenditures on the property in the aggregate amount of US$ 4,500,000 over a five year period.

Royalties on the property are as follows:

1)	a 1% NSR on production from the property is payable to IMA;

2)	a Provincial Royalty of up to 3% payable to the Province of San Juan upon production.

We are unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

A Prospecting Stage Environmental Impact Report has been submitted by Deprominsa to the EPMU, of the San Juan Department of Mines and is currently being evaluated.

Current Work

Exploration activities by Deprominsa at Las Flechas were initiated in late 2004. This work, which consists of regional geological mapping and sampling, is currently ongoing. Trenching is planned prior to the end of the current field program, with a goal of delineating drill targets for the 2005/06 field season, if warranted.

Mineralization

The Las Flechas Property is underlain by Tertiary volcanics and subvolcanics that have been variably altered by widespread hydrothermal alteration. The volcanic sequence consists of intermediate composition flows and porphyries overlain by intermediate to felsic composition tuffs and ignimbrites. The volcanics have been intruded by quartz-feldspar porphyries that appear to be associated with major structures.

ASTER (Advanced Spaceborne Thermal Emission and Reflection Radiometer) satellite imagery and subsequent field work has identified the presence of broad zones of argillic alteration and silicification in several zones on the property. Geological mapping has identified the presence of high sulphidation epithermal alteration and mineralization associated with porphyry domes.

Salamanca Property

Property Description and Location

The Salamanca Property is located directly north of the Gualcamayo Property, on the border between San Juan and La Rioja Provinces and approximately 230 km north of the city of San Juan. The property is comprised of a single contiguous block containing eight Minas and one Cateo covering 4,651 hectares.

Ownership

The Salamanca Property is owned 100% by MASA, subject to royalties described herein.

Agreements and Royalties

The property is not the subject of any existing or proposed options, joint ventures or other agreements. Royalties on the property are as follows:

1.	a 1% NSR on production from the property is payable to IMA,

2.	a 1% NSR capped at US$800,000 payable to the Ridao Brothers on production from the Cerro Corral No. 1, 2, 3, 7 and 8, Los Sapitos Sur and Los Sapitos Norte Minas;

3.	a Provincial Royalty of up to 3% payable to the Province of San Juan upon production. Presently, this royalty does not apply to the Province of La Rioja.

We are unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

Following the grant of the Cerro Corral No. 1, 2, 3, 7 and 8 Minas an Environmental Impact Report on these leases was submitted to and subsequently approved by the EPMU of the La Rioja Department of Mines.

Current Work

A limited regional exploration program commenced in early 2005 and the results of this work are currently being received, compiled and interpreted. Current exploration on the Salamanca Property is focused on evaluation of the mineralization and geological setting in the context of mineralization on the nearby Gualcamayo Property.

Once complete, results from the current program will be evaluated to determine if a drill program is warranted.

Mineralization

The mapping, sampling and drilling completed by Mincorp and MASA have defined a potential mineralized zone along a north-northwest dipping thrust fault extending approximately 600 metres along strike and with a thickness between 40 and 55 metres. This zone appears to be open along strike and at depth.

Evelina Property

Property Description and Location

The Evelina Property is located in the High Andes, in northwest San Juan Province, Argentina, approximately 210 km northwest of the provincial capital of San Juan. The contiguous property is comprised of one Cateo and three Minas; namely the Evelina Cateo and the Gabriela 1, 2 and 3 Minas. The Gabriela 1 and 2 Minas lie within the Evelina Cateo covering 7,715 hectares.

Ownership

The Evelina Property is owned 100% by MASA, subject to the royalties described herein.

Agreements and Royalties

The property is not the subject of any existing or proposed options, joint ventures or other agreements. Royalties on the property are as follows:

1)	a 1% NSR on production from the property is payable to IMA;

2)	a Provincial Royalty of up to 3% payable to the Province of San Juan upon production.

We are unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

Following granting of the Evelina Cateo in January, 2005, a Prospecting Stage Environmental Impact Report was submitted to the EPMU, of the San Juan Department of Mines and is currently being evaluated.

Current Work

There are no current field activities on the Evelina Property. MASA is currently compiling and reviewing all historical data on the property in order to develop an exploration program and budget.

Mineralization

The property is underlain by relatively flat-lying tuffs and pyroclastic deposits cut by black porphyry and polymictic magmatic hydrothermal breccia. Three types of mineralization have been mapped on the property; these consist of east-west trending zones of structurally controlled silicified veins, brecciated and banded veins and structures containing vuggy silica hosted within rhyodacitic to dacitic composition porphyry. Telescoped high and low sulphidation epithermal systems are interpreted to occur on the Evelina Property.

La Brea/Las Carachas Property

Property Description and Location

The La Brea/Las Carachas Property is located in the High Andes, in northwest San Juan Province, Argentina, approximately 320 km northwest of the provincial capital of San Juan. The property is comprised of two non-contiguous blocks. The northern block, known as the La Brea block comprises the La Brea Cateo and the Mercedes VII Mina; the Mercedes VII Mina lies wholly within the La Brea Cateo. The southern block, known as the Las Carachas block comprises one Cateo and seven Minas, which lie wholly within the Cateo covering 8,600 hectares.

Ownership

The La Brea/Las Carachas Property is owned 100% by MASA, subject to the royalties described herein.

Agreements and Royalties

The property is not the subject of any existing or proposed options, joint ventures or other agreements.

Royalties on the property are as follows:

1)	a 1% NSR on production from the property is payable to IMA;

2)	a Provincial Royalty of up to 3% payable to the Province of San Juan upon production.

We are unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

An Environmental Impact Report has not yet been required to be submitted to the EPMU, of the San Juan Department of Mines.

Current Work

There are no current field activities on the La Brea/Las Carachas Property. MASA is currently compiling and reviewing all historical data on the property in order to develop an exploration program and budget.

Mineralization

The property is underlain by a sub-horizontal package of Tertiary age volcanic strata consisting of a lower sequence of andesite to dacite composition flows overlain by an upper sequence of rhyolitic to rhyodacitic composition flows. Ignimbrites of the upper sequence and a series of dike swarms may indicate a buried caldera structure.

The Tertiary volcanics overlie Permo-Triassic sedimentary and granitic rocks in the La Brea block. Chloritic and argillic alteration in the lower volcanic sequence suggests low sulphidation epithermal mineralization.

Risk Factors

In addition to the other information presented in this AIF, the following risk factors should be considered carefully in evaluating the Company and its business.

An investment in the common shares of the Company is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that the Company files with the Canadian securities regulators before investing in the Company’s common shares. The risks described below are not the only ones faced. Additional risks that the Company is aware of or that the Company currently believes are immaterial may become important factors that affect its business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

Exploration and Development

Resource exploration is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the Argentine Properties and there is no certainty that the expenditures to be made by the Company in the exploration of the Argentine Properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Viceroy will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in Viceroy not receiving an adequate return on invested capital.

The figures for mineral resources stated in this AIF are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of the Company’s mineral properties possess commercially mineable bodies of ore.

The Company’s mineral projects, including the Gualcamayo project, are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore. Although the Company believes that exploration data available is encouraging in respect of these properties, there can be no assurance that a commercially mineable ore body exists on any of the Company’s properties. There is no certainty that any expenditure made in the exploration of the Company’s mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company will be required to raise substantial additional funding.

As the Company does not have revenues, it will be dependent upon future financings to continue its plan of operation.

The Company has not generated any revenues from its business activities since its incorporation. The plan of operations involves the completion of exploration programs on its mineral properties. There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on the Company’s mineral properties. Even if commercially exploitable mineral deposits are discovered, the Company will require substantial additional financing in order to carry out the full exploration and development of its mineral properties before it is able to achieve revenues from sales of mineral resources that it is able to extract.

If the Company is not able to raise additional financing, there is no assurance that it will be able to complete its full exploration of its mineral properties.

Additional funding will be required to fund exploration programs and finance general and administrative expenses beyond the next 18 months on the Argentine Properties. If the proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, or the offering of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause the Company to reduce or terminate its proposed operations.

If the Company raises additional funding through equity financings, then its current shareholders will suffer dilution.

The Company will require additional financing in order to complete full exploration of its mineral properties. It anticipates that it will have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result in dilution to existing shareholders.

The Company has incurred losses and there is no assurance that it will ever be profitable or pay dividends.

The Company has incurred losses in the past and will continue to experience losses unless and until it can derive sufficient revenues from its properties. The Company has no history of earnings or of a return on investment, and there is no assurance that any of the properties that it has or will acquire will generate earnings, operate profitably or provide a return on investment in the future. The Company has no plans to pay dividends for some time in the future. The future dividend policy of the Company will be determined by its board of directors.

Dependence on Key Personnel

The Company’s success is highly dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants, namely, Patrick Downey, the CEO, and John Fairchild, the CFO. The loss of the services of its senior management or key personnel could have a material and adverse effect on Viceroy and its business and results of operations.

Reliance on Independent Contractors

The Company’s success depends to a significant extent on the performance and continued service of certain independent contractors. The Company contracts the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on Viceroy and its business and results of operations and result in failure to meet its business objectives.

There is no assurance that Viceroy’s title to its mineral properties will not be challenged

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed. While the Company has diligently investigated title to the Argentine Properties and has received a title opinion from Dra. Gabriela Novoa, an independent legal counsel of San Juan, Argentina, this should not be construed as a guarantee of title to any of the Argentine Properties. The Argentine Properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Viceroy has not surveyed the boundaries of all of the Argentine Properties and consequently the boundaries of the properties may be disputed. The Argentine Properties may also be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects. All of the properties are held 100% by MASA, subject to certain royalty agreements.

There is no assurance that the Company will obtain required permits and licenses

The Company’s operations will require licenses and permits from various governmental authorities. The Company believes that it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intend to conduct, and intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that its will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake the proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Political, regulatory and economic conditions in Argentina may adversely affect the Company’s operations

Even if Viceroy’s properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition from local constituents, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits. All of the Company’s mineral properties are located in Argentina. Mineral exploration and mining activities in Argentina may be affected by varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond its control and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Argentina’s status as a developing country may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects.

Viceroy’s Potential Profitability Depends Upon Factors Beyond its Control

Although the Argentine Properties have resources (as defined under NI 43-101), the potential profitability of such properties will be dependent upon many factors beyond the Company’s control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental interference, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of the property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide political and economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the Company’s financial performance.

Fluctuation of mineral prices may affect the Company’s financial results

Factors beyond the Company’s control may affect the marketability and price of any minerals discovered, if any. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effects of these factors cannot be accurately predicted.

Competitive Nature of the Mining Industry

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Viceroy will be competing with other mining companies, many of which have greater financial resources than it does, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Environmental, Health and Safety Regulation of Resource Industry

If the Argentine Properties are proven to host economic reserves of metals, mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on the Company’s activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may not insure against.

Viceroy’s operating results and financial condition may be adversely impacted by currency fluctuations

The Company’s functional currency is the Canadian dollar. If the Company locates minerals on its properties, the market for sale of such minerals will be in foreign countries and may be subject to foreign currency fluctuations. Such fluctuations may materially affect the Company’s financial position and results.

Viceroy is not always able to obtain insurance for many of the risks that it faces

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Company’s securities.

The Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Company will periodically evaluate the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance and if it become subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Company’s available funds or could exceed the funds it has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following tables summarize selected financial data for Viceroy extracted from Viceroy’s audited financial statements. This financial information is stated in Canadian dollars. Information is provided in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and should be read in conjunction with Viceroy’s financial statements.

Summary of Financial Information In Viceroy’s Financial Statements:
(Canadian dollars)

Summary Consolidated Balance Sheet Information:	As at December 31, 2004	As at December 31, 2003	As at June 30, 2003
Current Assets	14,687,617	4,954,856	556,061
Exploration Properties	9,920,885	6,369,419	6,015,995
Total Assets	24,637,943	11,324,275	6,572,056
Current Liabilities	256,582	234,687	67,673
Long Term Debt	-	-	-
Total Shareholders’ Equity	24,381,361	11,089,588	6,504,383
Capital Stock	25,812,231	11,284,526	6,515,196
Common Shares Outstanding	35,370,308	24,471,158	13,800,000

Summary Consolidated Statements of Operations and Deficit Information:	Fiscal Year ended December 31, 2004	Fiscal Year July 1, 2003 to December 31, 2003	Fiscal Year March 31, 2003 (date of incorporation) to June 30, 2003
Total Revenues	-	-	-
Total Expenses	2,391,709	1,433,285	10,813
Interest Income	83,916	7,604	-
Net Income (Loss)	(2,377,721)	(1,436,596)	(10,813)
Income (Loss) Per Common
Share (1)	(0.08)	(0.10)	(0.00)
(1) The net loss per share amounts are the same on both a basic and a diluted basis.

Critical Accounting Estimates

Exploration property costs - The Company records its interest in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administrative costs are expensed in the period they are incurred. Management regularly reviews the net carrying value of each mineral property. Where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Stock-based compensation – Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the volatility factor, and the estimate of the period in which an option will be exercised will have a significant impact on the costs recognized for stock-based compensation. The estimate concerning volatility are made with reference to historical volatility, which is not necessarily accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date, which may not be the case.

Dividends

The Company has not declared or paid any dividends since incorporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information, prepared as of March 4, 2005, should be read in conjunction with the Company’s December 2004 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada. All amounts are expressed in Canadian dollars unless otherwise indicated.

This information may contain forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ significantly from those anticipated in the forward-looking statements and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to forward-looking statements that may be made to reflect events or circumstances after the above-stated date or to reflect the occurrence of unanticipated events.

Description of the Business and Overall Performance

Viceroy is a natural resource exploration stage Company with five 100% owned exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three zones of mineralization. The Company is also carrying out a regional exploration program within the Gualcamayo property.

Prior to the June 30, 2003 acquisition of the Gualcamayo property by the Company, previous drilling on the property had been completed by the then owners in three campaigns, in 1983-1988 and between 1998 and 2000. In August 2004, the Company completed its first phase exploration program on the property which included a 47 hole, 11,920 metre reverse circulation drill program and in December 2004 began a second phase of exploration drilling consisting mainly of diamond drilling. In November 2004, the Company announced that a new resource estimate had been completed on the three zones of mineralization of the property by an Independent Qualified Person which estimate added more than 35 % to the total resources and doubled the measured and indicated resources. This new resource announcement was followed up by an updated National Instrument 43-101 Technical Report which was SEDAR filed on December 8, 2004.

The increase in the resource size and quality together with the positive gold market has combined to provide momentum for the Company in 2004 and has benefited the Company’s ability to raise equity in the capital markets. In that regard, on December 6, 2004, the Company completed a private placement of a total 5,604,650 units for gross proceeds of $12,330,230. Each unit consisted of one common share and one-half warrant, each whole warrant (2,802,323 warrants) entitling the holder to purchase one additional common share of the Company at a price of $2.75 per share until December 6, 2006.

An option agreement has been entered into on one of the Company’s other Argentine properties, Las Flechas, and joint venture partners are being sought for the Company’s other three properties which are all located in areas of ongoing project discovery, development and production in Argentina.

As at December 31, 2004, the Company has cash and cash equivalents of $14,499,000 substantially all of which is available as working capital and which is considered sufficient to carry out the above referred activities on the Gualcamayo gold property as well as for property maintenance requirements and administrative overhead for the next eighteen months.

In the twelve months ended December 31, 2004, cash flows from a private placement and the exercise of warrants and stock options totaled $14,486,400; cash used substantially all on Gualcamayo property exploration (deferred expenditures) totaled $3,450,500; cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $1,254,000, resulting in an increase in cash and cash equivalents of $9,782,000 for the total cash and cash equivalents at December 31, 2004 of $14,499,000. The number of issued and outstanding common shares increased by 10,899,150 to a total 35,370,308 shares.

In the Company’s prior fiscal year being the six months ended December 31, 2003, cash flows from a corporate acquisition and a private placement totaled $4,733,000; cash used on Gualcamayo property exploration (deferred expenditures) totaled $353,400; cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $212,300, resulting in an increase in cash and cash equivalents of $4,167,300 for total cash and cash equivalents at December 31, 2003 of $4,717,000. The number of issued and outstanding common shares increased by 10,671,158 to a total 24,471,158 shares.

As at December 31, 2004 and to the above-stated date of this report, the quoted price of the Company’s common shares on the TSX – Venture Exchange has exceeded the exercise prices of the Company’s outstanding stock options granted. If all outstanding options as at December 31, 2004 were exercised, a total 2,593,000 shares would be issued for cash proceeds of $3,345,000. The weighted average remaining contractual life of these outstanding options is 3.84 years. At December 31, 2004, there are outstanding warrants granted for a total 3,156,875 shares at an exercise price of $2.75 per share until December 6, 2006 which price exceeds the quoted price of the Company’s shares as of December 31, 2004. In the subsequent period from January 1, 2005 to March 4, 2005, the quoted price of the Company’s common shares on the TSX-Venture Exchange has exceeded the exercise price of the outstanding warrants. If all outstanding warrants at December 31, 2004 were exercised, a total 3,156,875 shares would be issued for cash proceeds of $8,681,406.

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, cost of financing and country risks including uncertain political and economic environments, restrictions on export and repatriation of capital and profits.

Continued development of the Gualcamayo and other Argentine properties of the Company will require licenses and permits from various levels of government. The Company believes that it will be able to obtain in the future all necessary licenses and permits to continue the activities which it intends to conduct, and it intends to continue to comply in all material respects with the terms of such licenses and permits. However, there is no assurance that this will continue to occur.

The Gualcamayo property is located in a region of Argentina in which mining is of significant economic importance. The Company believes it is conducting its business there in a responsible and prudent manner and, to date, it has been able to progress as planned. The Company does not maintain and does not intend to purchase political risk insurance. The majority of the Company’s funds are held in Canada and only funds sufficient to meet current obligations are transferred to Argentina. In 2004, inflation was not an issue in Argentina.

The audited financial statements and corporation tax returns of Minas Argentinas (Barbados) Inc., one of the Company’s three wholly-owned holding companies and the parent of MASA, for the years 1997 through 2003, inclusive, in Barbados have not been filed and are past due. Notwithstanding this deficiency, the holding company continues to be in good standing in Barbados and the Company expects to rectify the deficiency before mid year 2005. Penalties, if any, in this regard have not been determined.

Included in the net assets acquired by the Company in the December 2, 2003 acquisition of Trillion (note 3(b) was a $100,000 account receivable in connection with a March 31, 2003 sale agreement by Trillion of two wholly-owned subsidiary companies, one a holding company incorporated in Guernsey and the second an operating company in Zimbabwe. On closing, Trillion was to receive US$100,000 cash and a 30 % participating interest, after expenditures funded by the purchaser of a total US$300,000, in two exploration projects in Zimbabwe. Completion of the sale has been delayed and has in part been under renegotiation; however, in the interim, the purchaser has assumed responsibility for management of the operating company in Zimbabwe. The above-referred $100,000 is included in accounts receivable of the Company as at December 31, 2004 and the Company expects that the sale will be completed substantially as set out above before mid year 2005.

On September 13, 2004, the directors of the Company approved establishment of a pool of US$110,000 to be used for payments to certain employees of MASA in the eventuality that certain events occur in future. The Company has not formally established a reserve of this amount.

Selected Annual Information

	Twelve months ended		Six months ended		Three months ended
	December 31, 2004		December 31, 2003		June 30, 2003
	$		$		$

Loss for the period	2,377,721	(5)	1,436,596	(1)	10,813

Basic and diluted loss per share	(0.08	)(2)	(0.10	)(1)	(0.00)

Total assets at end of period	24,637,943	(5)	11,324,275	(4)	6,572,056	(3)

(1)	includes $1,117,080 stock-based compensation
(2)	includes $1,183,085 stock-based compensation
(3)	includes $6,015,995 ascribed value of Argentine mineral properties and $549,747 cash acquired in consideration for the issuance of common shares from treasury
(4)
increase as compared to total assets as at June 30, 2003 is primarily a result of $2,735,328 cash acquired on a corporate acquisition in consideration for the issuance of common shares from treasury and the grant of stock options and $1,997,700 net cash proceeds received from a private placement of which $353,424 was expended on Gualcamayo (deferred) property exploration less $212,321 cash used in operating activities

(5)
increase as compared to total assets as at December 31, 2003 is primarily a result of $11,417,706 net cash proceeds received from a private placement and $3,068,703 cash on exercise of warrants and stock options of which $3,551,466 was expended on Gualcamayo (deferred) property exploration and land purchase less $1,254,001 cash used in operating activities

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

Results of Operations

(a)	Loss for the twelve months ended December 31, 2004:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the twelve months ended December 31, 2004, the Company incurred period operating expenditures resulting in a loss of $2,377,721 which, net of stock-based compensation, was $1,194,636. Of this $638,684 and

$261,693 was spent on cash compensation and investor relations/shareholders’ communication, respectively, and $294,259 for all other period expenses net of interest income. Cash compensation is paid to six individuals or their companies of which four are officers. In 2004, Company representatives attended seven industry conferences throughout North America.

(b)
Capitalized Property Expenditures for the twelve months ended December 31, 2004 and plans for the Gualcamayo project: In the twelve months ended December 31, 2004, a total $3,551,466 was capitalized to the Gualcamayo gold property, including $3,508,504 in exploration expenditures and $42,962 for a land purchase. In August 2004, the Company completed its $1,861,731 first phase exploration program on the property which included a 47 hole, 11,920 metre reverse circulation drill program and in December 2004 began a second phase of exploration drilling consisting mainly of diamond drilling expending $682,500. The balance of spending in the period was primarily incurred conducting systematic mapping and surface sampling which identified a number of new mineralized targets and for property maintenance payments. Included in cumulative deferred exploration expenditures at December 31, 2004 is $394,759 of Argentine value added tax. The Company is making application to recover this amount; however, the recovery, if any, is uncertain.

In January 2005, AMEC Americas Limited completed a Preliminary Economic Assessment on the main zone of mineralization which provided the Company with direction for future exploration and in February 2005, the Company entered into a contract with the same firm to carry out additional engineering studies incorporating the three main zones of mineralization of the property. In tandem with the these studies, the Company is currently negotiating a contract with a second international consulting firm to define and coordinate environmental impact statement work in order that required environmental, construction and mining permits can be obtained as needed. Depending on the results of the current engineering studies, the Company intends to proceed with a Feasibility study by year end.

(c)	Cash Flows for the twelve months ended December 31, 2004:

In the twelve months ended December 31, 2004, cash flows from a private placement and the exercise of warrants and stock options totaled $14,486,400, cash used substantially all on Gualcamayo property exploration (deferred expenditures) totaled $3,450,500, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $1,254,000, resulting in an increase in cash and cash equivalents of $9,782,000 for total cash and cash equivalents at December 31, 2004 of $14,499,000.

Summary of Quarterly Results

The following table sets forth selected unaudited consolidated information for the Company for each quarter since the date of its incorporation on March 31, 2003.

	Quarter Ended
	Dec 31,		Sep 30,		Jun 30,		Mar 31,		Dec 31,		Sep 30,		Jun 30,
	2004		2004		2004		2004		2003		2003		2003
	$		$		$		$		$		$		$

Capitalized property
acquisition and
exploration costs	443,981	(2)	877,031	(2)	1,470,588	(2)	406,442	(3)	229,013	(2)	124,411	(2)	6,015,995	(1)
Revenue(4)	-		-		-		-		-		-		-
Loss from
operations	658,536	(10)	673,637	(9)	466,183	(8)	579,365	(7)	1,115,063	(6)	321,532	(5)	10,814
Basic and diluted
loss per share	(0.02)		(0.02)		(0.02)		(0.02)		(0.06)		(0.02)		(0.00)

(1)	consists entirely of capitalized property acquisition costs
(2)	consists entirely of capitalized property exploration costs
(3)	comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
(4)	the Company is in the exploration stage and has no revenues
(5)	includes $250,306 stock-based compensation
(6)	includes $866,774 stock based compensation
(7)	includes $397,115 stock-based compensation
(8)	includes $162,920 stock-based compensation
(9)	includes $392,900 stock based compensation
(10)	includes $230,150 stock-based compensation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

Liquidity and Capital Resources

As at December 31, 2004, the Company has cash and cash equivalents of $14,499,000 substantially all of which is available as working capital and which is considered sufficient to carry out the planned activities on the Gualcamayo gold property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for the next eighteen months. Development of the Gualcamayo project beyond feasibility will require additional equity and possible debt financing both which involve significant risks some of which have been referred to previously in this document.

The functional currency of the Company is the Canadian dollar and to date new funding has been raised in Canadian dollars. Included in cash and cash equivalents at December 31, 2004 is $469,295 and $52,512 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increased spending on the Gualcamayo property materializes, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

Transactions with Related Parties

In the twelve months ended December 31, 2004:

(a)
The Company paid $7,500 for administrative and corporate services, and office space to a company which at the time was related by virtue of common directors and officers. The arrangement terminated February 14, 2004.

(b)
The Company had monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $175,000, $112,027, $112,000 and $102,650, an aggregate of $501,677. The arrangement with one of the officers began March 15, 2004.

(c)	During the twelve months ended December 31, 2004, stock options were granted to certain directors/officers/employees for a total 778,000 common shares having a recorded fair value of $748,421.

(d)
In connection with the 2004 private placement of the Company, the independent directors of the Company approved the participation by one director of the Company in the private placement for the purchase of 150,000 units on the same terms as arm’s length investors.

Fourth Quarter

(a)	Loss for the three months ended December 31, 2004:

In support of the continued exploration and development of its Gualcamayo gold property in Argentina, for the three months ended December 31, 2004, the Company incurred period operating expenditures resulting in a loss of $658,536 which, net of stock-based compensation, was $428,386. Of this $238,345 and $71,723 was spent on cash compensation and investor relations/shareholders’ communication, respectively, and $118,318 for all other period expenses net of interest income. Cash compensation is paid to six individuals or their companies of which four are officers and in the period included bonus amounts totaling $67,000. In the period, representatives attended two industry conferences in the United States promoting the Company.

(b)	Capitalized Property Expenditures for the three months ended December 31, 2004:

In the three months ended December 31, 2004, a total $797,405 in exploration expenditures was capitalized to the Gualcamayo gold property including expenses associated with completion of the new resource estimate and second phase drilling.

(c)	Cash Flows for the three months ended December 31, 2004:

In the three months ended December 31, 2004, cash flows from a private placement and the exercise of warrants and stock options totaled $11,558,625, cash used substantially all on Gualcamayo property (deferred expenditures) totaled $829,301, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $369,319, resulting in an increase in cash and cash equivalents of $10,360,005 for total cash and cash equivalents at December 31, 2004 of $14,499,000.

Changes in Accounting Policies including Initial Adoption

During the twelve months ended December 31, 2004, the Company purchased furniture and equipment for its corporate office and adopted the following accounting policy: Furniture and equipment – corporate office is recorded at cost and is amortized on a straight line basis over three years beginning the quarter of purchase.

Additional Information to Management’s Discussion and Analysis

(a)	Additional disclosure for venture issuers without significant revenue: outstanding share data as at March 4, 2005:

i.
shares authorized: an unlimited number of common shares without par value an unlimited number of first preferred shares without par value an unlimited number of second preferred shares without par value

	ii.	shares issued and outstanding:

35,620,308 common shares with a recorded value of $26,186,994

	iii.	warrants and stock options outstanding:

	Number		Exercise Price	Date of Expiry
			$
Stock Options	50,000		1.35	December 17, 2005
	200,000		0.50	September 12, 2008
	100,000		1.06	October 7, 2008
	750,000		1.25	December 3, 2008
	150,000		1.35	January 12, 2009
	200,000		1.25	February 1, 2009
	23,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	40,000	(1)	0.93	June 10, 2009
	480,000	(1)	1.57	September 13, 2009
	200,000	(1)	2.25	October 21, 2009
	827,000	(1)(2)	2.46	January 31, 2010
	30,000	(1)(3)	2.52	February 25, 2010
	3,200,000

Warrants	3,156,875		2.75	December 6, 2006

	6,356,875

(1)	granted subject to shareholder and regulatory approvals
(2)
one option for 60,000 shares is subject to vesting at 5,000 shares per month from January 31, 2005; one option for 50,000 shares is subject to vesting at 4,167 shares per month from January 31, 2005; one option for 40,000 shares vests on March 1, 2005, or such other date as agreed

(3)	subject to vesting at 5,000 shares per month

MARKET FOR SECURITIES

The Company was incorporated on March 31, 2003 and its shares were listed for trading on the TSX-V on November 14, 2003 under the symbol “VYE”. As of May 2, 2005, the common shares of the Company will begin trading on the TSX under the same symbol and will be delisted from the TSX-V. During the 12 months ended December 31, 2004 and the subsequent period to April 29, 2005, the Company's shares traded on the TSX-V as follows:

VYE - TSX-V

Month	Volume	High	Low
April 1-29, 2005	2.963,528	$3.40	$2.50
March 2005	2,478,764	$3.20	$2.50
February 2005	1,330,390	$2.70	$2.24
January 2005	1,291,078	$2.80	$2.30
December 2004	1,349,017	$2.69	$2.15
November 2004	3,499,752	$2.69	$2.08
October 2004	3,013,413	$2.39	$1.72
September 2004	2,969,459	$1.80	$1.20
August 2004	1,682,594	$1.40	$0.98
July 2004	1,434,227	$1.16	$0.91
June 2004	995,524	$1.06	$0.88
May 2004	1,444,540	$1.18	$0.85
April 2004	2,906,765	$1.39	$1.10
March 2004	3,048,219	$1.50	$1.19
February 2004	1,672,529	$1.50	$1.02
January 2004	1,905,166	$1.55	$1.05

The Company is quoted on the OTC under the symbol VCRYF.

VCRYF - OTC

Month	Volume	High	Low
April 1-29, 2005	444,500	$2.712	$2.040
March 2005	358,400	$2.710	$2.050
February 2005	203,500	$2.200	$1.830
January 2005	129,600	$2.309	$1.874
December 2004	120,700	$2.110	$1.700
November 2004	511,200	$2.260	$1.750
October 2004	203,200	$1.895	$1.400
September 2004	244,300	$1.395	$0.950
August 2004	27,600	$1.000	$0.770
July 2004	182,600	$0.860	$0.700
June 2004	272,900	$0.790	$0.6000
May 2004	215,000	$0.870	$0.610
April 2004	152,700	$1.060	$0.800
March 2004	323,800	$1.100	$0.840
February 2004	264,600	$1.130	$0.820
January 2004	319,800	$1.147	$0.800

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such. Each director’s term of office expires at the next annual general meeting of shareholders. The last annual general meeting was held on April 22, 2005.

Name, Municipality of Residence and Position	Date of Initial Appointment	Principal Occupation
W. David Black (1) (2) (3) Vancouver, BC Director (Independent)	March 2003
Mr. Black has been Associate Counsel with the law firm, DuMoulin Black, since January 2004. He was previously a Partner with the firm from 1968 to December 2003. Mr. Black acts as a director of several public companies which trade on the TSX and TSX-V.

Richard M. Colterjohn (2) (3) Toronto, ON Director (Independent)	October 2004
Since 2003, Mr. Colterjohn has been a Managing Partner of Glencoban Capital Management Inc., a privately owned merchant bank. He is a director of two other publicly traded companies, Canico Resource Corp. (since 2002) and Cumberland Resources Ltd. (since 2003), and also President & CEO of Centenario Copper Corporation, a private company (since 2004). Prior to 2003, Mr. Colterjohn was an investment banker for 17 years, the last 10 (1992-2002) of which were with UBS Bunting Warburg Inc., as a Director, where responsibilities included heading up Mining Sector Investment Banking activities in Canada. Mr. Colterjohn holds an MBA from I.M.D., Lausanne, Switzerland.

Eric W. Cunningham (3) Toronto, ON Director (Independent)	December 2003	Mr. Cunningham is a Mining Consultant. He was previously a director of Trillion and held the position of Mine Manager with Trillion Resources Ltd. (predecessor to Trillion) from 1992 to 1994.
Patrick G. Downey North Vancouver, BC President, CEO and Director	December 2003
Mr. Downey was the President and CEO of Trillion from January 1999 to December 2003 prior to being appointed as President and CEO of the Company. He was a partner of Rescan Engineering Services Ltd. (a mining engineering firm) from April 1992 to February 1997; President and Director of Oliver Gold Corporation from November 1997 to February 2002; and a Director of Canico Resource Corporation from February 2002 to February 2003. Mr. Downey is a Professional Engineer.

John P. Fairchild Vancouver, BC CFO	March 2004	Mr. Fairchild, a Chartered Accountant, is an independent contractor. From July 1, 1994 to November 24, 2003 he was CFO and Corporate Secretary of Jordex Resources Inc./iTech Capital Corp./Sirit Inc.

Name, Municipality of Residence and Position	Date of Initial Appointment	Principal Occupation
Michael H. Halvorson (1) (2) (3) Edmonton, AB Director (Independent)	March 2003
Mr. Halvorson has been President of Halcorp Capital Ltd. (“Halcorp”), a private investment and consulting company, since 1980. He was a stock broker from 1967 to 1974 and marketed syndicated real estate from 1974 to 1979. In 1980 he formed Halcorp, an Alberta-based broker dealer which specialized in financings for natural resource companies until 1992. Since 1993, Halcorp has acted as a financial consultant to natural resource companies.  Mr. Halvorson has served as a director of several natural resource companies since 1993.

Michele A. Jones Vancouver, BC Corporate Secretary	February 2004
Prior to joining the Company, Miss Jones was Executive Vice President, Administration, and Corporate Secretary of Cross Lake Minerals Ltd., a TSX listed exploration company, from April 1997 to December 2003. She has served as Corporate Secretary of several natural resource public companies since 1990. Miss Jones holds a B.A. in Spanish.

Robert V. Matthews (1) (2) (3) North Vancouver, BC Director (Independent)	March 2003
Mr. Matthews is currently President of Sheppards Building Materials Inc. He was previously a director of Viceroy Resource and Manager/Controller for MacMillan Bloedel from 1974 to 1993. Mr. Matthews has been a director for several joint venture companies and other associations. Mr. Matthews is a Chartered Accountant.

Ronald K. Netolitzky (3) Victoria, BC Chairman and Director	March 2003
Mr. Netolitzky is Chairman of the Company and also served as President until December 2003. He was Chairman of Viceroy Resource from October 1996 to November 2002 and President from December 2001 to June 2003; Chairman of Trillion from January 1999 to December 2003; and director and officer of several other public companies. He also provides consulting geological services through Keewatin Consultants, a division of Chintz & Co., 49.6% held by Mr. Netolitzky and through Keewatin Consultants (2002) Inc. which is wholly-owned.

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the corporate governance committee.

As of the date of this AIF the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or over which control or direction is exercised, 3,443,559 shares and 10.4% of securities of each class of voting securities of the Company or any of its subsidiaries.

Cease Trade Orders , Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of the Company, in the past ten years, no director has become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manger or trustee appointed to hold the assets of the director.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See also "Description of the Business – Risk Factors".

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Company's audit committee’s charter (the "Audit Committee Charter") is attached as Appendix I to Schedule A of the Company’s information circular dated March 21, 2005. The information circular of the Company may be found on SEDAR at www.sedar.com. The Audit Committee Charter is incorporated by reference into this AIF.

Composition of the Audit Committee

The following are the members of the Company's audit committee:

Robert V. Matthews (Chairman)	Independent (1)	Financially literate (1)
W. David Black	Independent (1)	Financially literate (1)
Michael H. Halvorson	Independent (1)	Financially literate (1)
(1)      As defined by Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member may be found above under the heading “Directors and Officers”.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regards the provision of non-audit services by our external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Services Fees

Audit Fees

The aggregate fees billed by the Company's external auditors in the year ended December 31,2 004 was $17,000. These fees related to the audit of our consolidated financial statements for the period ended December 31, 2003.

Audited-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors in the year ended December 31, 2004 was nil.

Tax Fees

Tax fees in respect of tax planning for the corporate group billed in the year ended December 31, 2004 was $12,807.

All Other Fees

Other fees billed by the Company’s external auditors in the year ended December 31, 2004 was $5,650 for products, being attendance at a SOX 404 bootcamp and a one year subscription to the organized electronic copy of various regulatory and professional standards released by various authoritative bodies in the United States and Canada and complied by PricewaterhouseCoopers.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated which may materially affect the Company or its property holdings.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company save as described below:

(a)
During the twelve months ended December 31, 2004 and six months ended December 31, 2003, the Company paid $7,500 and $55,000 respectively, for administrative and corporate services, and office space to a company which at the time was related by virtue of common directors and officers. The arrangement terminated February 14, 2004.

(b)
In the twelve months ended December 31, 2004, the Company had monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $175,000, $112,027, $112,000 and $102,650, an aggregate of $501,677. The arrangement with one of the officers began March 15, 2004.

(c)	During the twelve months ended December 31, 2004, stock options were granted to certain directors/officers/employees for a total 778,000 common shares having a recorded fair value of $748,421.

(d)
In connection with the 2004 private placement of the Company, the independent directors of the Company approved the participation by one director of the Company in the private placement for the purchase of 150,000 units on the same terms as arm’s length investors.

(e)	During the six months ended December 31, 2003, the Company paid a total of $59,500 for management services to two companies each which had a common director with the Company.

During the six months ended December 31, 2003, stock options were granted to certain directors/officers/employees for a total 1,600,000 common shares having a recorded fair value of $1,627,680.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the common shares is Computershare Trust Company of Canada, Vancouver, British Columbia, and Toronto, Ontario.

MATERIAL CONTRACTS

The Company has entered into the following material contracts, other than contracts entered into in the ordinary course of business, in the past two years:

1.
Purchase Agreement entered into among Trillion, Trillion Resources (Guernsey) Limited (“Guernsey”) and Great Lakes Minerals (Private) Limited (“Great Lakes”) dated June 23, 2003, and the Amendment thereto dated July 2, 2003, whereby Great Lakes purchases 100% of the shares of Guernsey, a wholly-owned subsidiary of Trillion, thereby acquiring all of Guernsey’s assets, including the exploration properties in Zimbabwe, subject to Trillion (now Oro Belle) retaining a 30% carried interest for expenditures up to US$300,000 in certain of the properties.

(refer to Management’s Discussion and Analysis, Description of the Business and Overall Performance)

2.
Viceroy Arrangement Agreement dated May 15, 2003 among Viceroy Resource, Quest Investment Corporation, the Company, et al., whereby the Company participated in a reorganization and exchange of shares which resulted in the acquisition of Oro Belle;

3.
Trillion Arrangement Agreement dated July 12, 2003 among the Company, Trillion and Oro Belle whereby Trillion merged with Oro Belle (to continue under the name Oro Belle) and the Company acquired all the shares of Trillion at an exchange rate of one (1) of the Company’s shares for each 0.70  Trillion share.

4.
Subscription agreements dated July 28, 2003 pursuant to the private placement of 4,200,000 units at $0.50 per unit for total gross proceeds of $2,100,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one additional share for a period of three years at a price of $0.60. In addition, brokers involved in the private placement received aggregate commission of $102,300 and warrants to purchase an additional 350,000 common shares at an exercise price of $0.60 for one year. All warrants relating to this private placement have been exercised.

5.
Option Agreement dated July 26, 2004 among Deprominsa, MASA and the Company whereby Deprominsa may earn a one-time 75% interest in the Las Flechas property of the Company by making expenditures aggregating US$4.5 million over 5 years.

6.
Underwriting Agreement dated for reference November 16, 2004 among Canaccord Capital Corporation, Pacific International Securities Inc., Haywood Securities Inc. (collectively, the “Underwriters”) and the Company whereby the Company completed the brokered private placement of 5,604,650 units for gross proceeds of $12,330,230. Each unit consisted of one common share at a price of $2.20 and one half of one transferable purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $2.75 until December 6, 2006. The directors of the Company approved the participation by one director of the Company in the private placement for the purchase of 150,000 units on the same terms as arm's length investors. The director who so participated did not vote on the resolution to approve the private placement. In consideration for the services of the Underwriters, the Underwriters received a cash commission of $780,015 and 354,552 non-transferable brokers warrants entitling the Underwriters to purchase up to 354,552 common shares of the Company until December 6, 2006 at a price of 2.75 per common share.

INTERESTS OF EXPERTS

Names of Experts

PricewaterhouseCoopers LLP (“PWC”) at Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, are the auditors for the Company. PWC certified the auditors’ report on the annual financial statements of the Company for the year ended December 31, 2004.

Mark J. Pearson, P.Eng., a member of the Association of Professional Engineers and Geoscientists of British Columbia, and an independent consulting geologist and a "qualified person" for the purposes of National Instrument 43-101, is one of the authors responsible for responsible for the preparation of a technical report dated January 2005, entitled "Preliminary Assessment and Economic Evaluation of Quebrada Del Diablo Deposit, Gualcamayo Project".

Ronald G. Simpson, P.Geo of GeoSim Services Ltd., an independent consulting mining engineer and a "qualified person" for the purposes of National Instrument 43-101, is one of the authors responsible for responsible for the preparation of a technical report dated January 2005, entitled "Preliminary Assessment and Economic Evaluation of Quebrada Del Diablo Deposit, Gualcamayo Project" & the sole author of “Update on Resources: Gualcamayo Gold Project”, dated December 8, 2004.

W.B. (Rusty) Craft, MAusIMM, of AMEC E&C Services Inc., an independent consulting mining engineer and a "qualified person" for the purposes of National Instrument 43-101, is one of the authors responsible for responsible for the preparation of a technical report dated January 2005, entitled "Preliminary Assessment and Economic Evaluation of Quebrada Del Diablo Deposit, Gualcamayo Project".

Interests of Experts

To the knowledge of the Company, none of the experts named under "Names of Experts", has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates in connection with the preparation or certification of any statement, report or valuation prepared by such person.

ADDITIONAL INFORMATION

Additional information, is provided in

1)
the Company’s information circular dated March 21, 2005, which includes directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans; and

2)	the Company's financial statements and MD&A for its most recently completed financial year;

which may be found on SEDAR at www.sedar.com.

Copies of the above materials and the Company’s AIF are available upon request to the Corporate Secretary of the Company.